As filed with the Securities and Exchange Commission on December 31, 2003                                                Commission File No.  •

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ENERGY EXPLORATION TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Province of Alberta (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

840 7th Avenue S.W., Suite 700
Calgary, Alberta, Canada, T2P 3G2         (403) 264-7020
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Paracorp Incorporated

318 No. Carson Street Suite #208

Carson City, Nevada 89701               (775) 883-0104
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Approximate date of commencement of proposed sale to public:  As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Offering Price Per Share	Proposed Aggregate Offering Price	Amount of Registration Fee
Common shares, no par value	1,875,000	$2.50 (1)	$4,687,500.00	$593.91

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C as of the close of the market on December 23, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We have filed a registration statement containing this prospectus with the Securities and Exchange Commission.  The common shares offered for sale under this prospectus may not be offered for sale or sold until that registration statement is declared effective by the Securities and Exchange Commission.  This prospectus is not an offer to sell the common shares-and doesn't solicit an offer to purchase the common shares-in any jurisdiction where this offer or sale is not otherwise permitted

PROSPECTUS

1,875,000 SHARES OF COMMON STOCK OFFERED BY THE SELLING SHAREHOLDERS

This prospectus relates to the public offer and sale by some of the shareholders of Energy Exploration Technologies Inc., an Alberta corporation (“NXT”) of 1,875,000 common shares during the period in which the registration statement containing this prospectus is effective.  The shares offered by our shareholders may be sold on the Over-the-Counter/Bulletin Board, in negotiated transactions with a broker-dealer or market maker as principal or agent, in privately negotiated transactions not involving a broker or dealer, or by a combination of these methods.  Broker dealers who effect sales under this prospectus may receive compensation from the selling shareholders in the form of discounts or commissions.  We will not receive any proceeds from the sale of these shares.  The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold.  Our common shares trade over the-counter on the OTC Bulletin Board under the symbol "ENXT".  On December 16, 2003, the last reported closing price for our common shares as reported by the OTC Bulletin Board was $2.70 per share.

An investment in the common shares offered for sale under this prospectus involves a high degree of risk.
See "Risk Factors" beginning on page 7 of this prospectus.

______

Neither the United States Securities and Exchange Commission or the securities administrator or similar regulatory authority of any other national, state, provincial or other jurisdiction, including the
Alberta Securities Commission, has approved or disapproved of the common shares offered for sale under this prospectus or the merits of that offering, or has determined that this prospectus is truthful or complete.  It's illegal for anyone to tell you otherwise.
______

Principal Executive Offices:  840 7th Avenue S.W., Suite 700, Calgary, Alberta, Canada T2P 3G2

(403) 264-7020

[INSIDE OF FRONT COVER OF PROSPECTUS]

TABLE OF CONTENTS
PAGE

PROSPECTUS SUMMARY

This summary highlights important information about our company and business.  Because it is a summary, it may not contain all of the information that is important to you.  You should carefully read this prospectus in its entirety, including the risk factors and the financial data and statements contained elsewhere in this prospectus.

Our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America.  We conduct our transactions in the currency of both the United States and Canada, although we consider the United States dollar to be our functional and reporting currency.   All references to "dollars" in this prospectus refer to United States or U.S. dollars unless specific reference is made to Canadian or CDN dollars.  The rate of exchange of Canadian dollars to United States dollars as of December 31, 2002 was CDN $1.5769 to U.S. $1 and as of December 17, 2003 was CDN $1.3283 to U.S. $1.00. For information relative to the conversion of our accounts into US dollars, see that section contained in explanatory note 2 to our consolidated financial statements captioned "Foreign Currency Translation".

COMPANY

We are a reconnaissance exploration company that utilizes our stress field detector (SFD) technology, which is a remote-sensing airborne survey technology comprised of SFD and integrated electronic data acquisition, processing and interpretation subsystems and software. Our principal executive offices are located at 700, 840 - 7 Avenue SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020. We are a reporting company in the United States under the Securities Exchange Act of 1934, and the common shares trade publicly over-the-counter within the United States on the OTC Bulletin Board under the symbol "ENXTF.OB".

OFFERING

This prospectus relates to the public offer and sale by some of our common shareholders of 1,875,000 shares. The foregoing offering is to be sold during the period in which the registration statement containing this prospectus is effective. The shares offered by our shareholders and be sold on the Over-the-Counter/Bulletin Board, in negotiated transactions with a broker-dealer or market maker as principal or agent, in privately negotiated transactions not involving a broker or dealer, or by a combination of these methods.  Broker dealers who effect sales under this prospectus may receive compensation from the selling shareholders in the form of discounts or commissions.  We will not receive any proceeds from the sale of these shares.  The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold.

BUSINESS

We use our SFD to survey large exploration areas from aircraft at speeds of approximately 200 mph to identify and prioritize leads for further evaluation and potential drilling.   SFD has been successfully field tested for independent geologists and joint venture partners.  Our SFD affords us the relatively inexpensive ability to obtain analysis and interpretation of potential hydrocarbon prospects in a matter of days or weeks, as compared to months or years, as in the case of the seismic methods currently employed in wide-area exploration activities.  These advantages can dramatically reduce finding costs as well as the exploration time cycle. Finding costs include seismic acquisition, purchasing mineral rights and drilling and completing exploration wells. Once SFD prospects are identified, highly focused conventional geological and geophysical methods are employed to evaluate the potential commercial viability of the

CORPORATE OBJECTIVE

Our corporate objective is to become a technology-driven oil and natural gas exploration.  We believe our SFD technology has the potential to provide significant competitive advantages.

BUSINESS STRATEGY

Our primary objective is to become profitable and self-sustaining:

•	through the development or sale of our current inventory of properties;
•	by taking the lead in identifying areas, which are most attractive for exploration, using SFD;
•	through the early acquisition of mineral rights;
•	by direct participation in selection of drilling locations; and
•	by the sale of the properties as they reach the developed stage.

We believe that the majority of the value of hydrocarbon reserves is added early in the development cycle and we plan to sell the reserves as the value-adding curve begins to level off. We do not plan to be a long-term production based company, although we may hold properties after they begin production for periods of time while we wait for oil and natural gas prices to increase. Reserves will be treated as portfolio investments and will be sold off as product prices rise and held when prices drop. This strategy will require discipline and focus, as it tends to be contrary to the activities of many industry players. Also, we will need to build a financial reserve to enable us to sustain operations through the cyclical price downturns that regularly occur in this industry.

We believe that by successfully exploiting our SFD we will be able to achieve market acceptance, and access to the additional capital to fund the exploration, land acquisition and drilling efforts that will be necessary to fund our future growth and expansion.

JOINT VENTURES

Our United States exploration activities to date have been conducted principally with CamWest Exploration LLC, a privately held oil and natural gas exploration company located in Denver, Colorado.  These activities were conducted through an Exploration and Joint Venture Agreement which expired in February 2003.

Our Canadian exploration activities in the past have been conducted principally through Calpine Canada Resources Limited, located in Calgary, Alberta, Canada.  These activities were governed by the terms of an Exploration and Joint Venture Agreement, which expired during 2002.

We expect to form joint ventures in the future but they will be on a prospect-by-prospect basis and will be with a variety of industry partners.

OPERATIONAL RESULTS

During 2002, the following events occurred:

•

In January, we decided to take active steps to reduce our overhead. During the next nine months, staff levels were decreased from 22 to 7 and half of the office space was subleased. Salaries for management were reduced by 50%. During this period, three of our senior officers left NXT for o0ther employment or business opportunities.

•	In March, our Canadian property at Beiseker, Alberta, came on production from three wells and our share of production was approximately 200 thousand cubic feet of natural gas per day.

•	In late April, our U.S. production commenced from the Beta Race 22-6 well in North Dakota and our share of production was approximately 500 thousand cubic feet of natural gas per day.
•	In May, we sold our Piaggio aircraft and the associated debt was fully paid off.
•	In July, we sold our Beiseker property.
•	In August, we purchased our Adsett lands in B.C.
•	In September, drilling commenced on our Antelope Tail prospect in Wyoming.
•	In November, our Antelope Tail well was plugged and abandoned.
•	In December, our 50% partner drilled the Fincastle prospect on a farm-in basis. The well tested gas but subsequently watered-out and has been abandoned.
•	In late December, our Commander aircraft was sold and the hangar lease was terminated.

Summary of Exploration Costs

Summarized below are the oil and natural gas property costs we capitalized for the year ended and as of December 31, 2002 and 2001:

	Capitalized for the Years Ended December 31		Capitalized As of December 31
	2002	2001	2002	2001

Acquisition costs	$ 232,226	$ 573,479	$ 1,268,667	$ 1,036,441
Exploration costs	1,380,801	2,813,401	7,391,878	6,011,077
Development costs	27,681	55,553	83,234	55,553
Oil and natural gas properties	1,640,708	3,442,433	8,743,779	7,103,071
Less depletion	(140,122)	-	(140,122)	-
Less impairment	(3,495,970)	(1,616,587)	(5,612,387)	(2,116,417)
Less dispositions	(158,255)	(69,096)	(227,351)	(69,096)
Net oil and natural gas properties	$ (2,153,639)	$ 1,756,750	$ 2,763,919	$ 4,917,558

Net proved and unproved oil and natural gas property costs are summarized below:

	Capitalized for the Years Ended December 31		Capitalized as of December 31
	2002	2001	2002	2001

Proved property costs	$ (1,363,260)	$ 2,144,706	$ 781,446	$ 2,144,706
Unproved property costs	(790,379)	(387,956)	1,982,473	2,772,852
	$ (2,153,639)	$ 1,756,750	$ 2,763,919	$ 4,917,558

Summary Of Drilling Results

Summarized below are our drilling results relative to natural gas or oil wells in which we have an interest.

	Total Wells Drilled In Period (1)	Wells Placed In Commercial Production	Wells Shut-In Pending		Wells Abandoned Because
			Connection To Pipeline	Further Development Decisions	Dry Or Non-Commercial	Junked For Mechanical Reasons

(Gross Wells / Net Wells)

2002:
United States	1 / 0.17	(2)	-	-	1 / 0.17	-
Canada	1 / 0.21	-	-	-	1 / 0.21	-
Total	2 / 0.38	-	-	-	2 / 0.38	-

SUMMARY CONSOLIDATED FINANCIAL DATA

Summarized below is selected historical consolidated financial information for our most recent three fiscal years of operation ended December 31, 2002, derived from the audited consolidated financial statements included in this prospectus.  You should read this table in conjunction with the audited financial statements included elsewhere in this prospectus and those sections of this prospectus captioned "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS
			As of December 31,
	2002	2001	2000

Operating revenues	$ 75,628	$ -	$ -
Operating expense:
Oil and natural gas operating expenses	1,559	-	-
Administrative	1,442,477	1,453,367	1,368,841
Depletion and impairment of oil and natural gas properties	210,871	915,528	93,625
Amortization and depreciation	239,766	336,924	343,225
Research and development	152,862	418,422	373,249
Survey support	36,909	57,830	69,243
Survey operations and data analysis	12,000	82,701	36,840
	2,096,444	3,246,772	2,285,023

Operating loss	(2,020,816)	(3,246,772)	(2,285,023)
Other income (expense):
Interest income	26,499	80,113	348,213
Other income (expense)	40,410	(662)	17,520
Total other income (expense)	66,909	79,451	365,733

Net loss for the period	(1,953,907)	(3,167,321)	(1,919,290)
Loss from discontinued operations	(3,722,213)	(1,221,269)	(738,524)
Net loss for the period	(5,676,120)	(4,388,590)	(2,657,814)

Other comprehensive gain (loss):
Foreign currency translation adjustment	39,211	(158,952)	(34,625)
Comprehensive loss for the period	$ (5,636,909)	$ (4,547,542)	$ (2,692,439)
Basic and diluted loss per share from continuing operations	$ (0.11)	$ (0.22)	$ (0.15)
Baci and diluted loss per share from discontinued operations	$ (0.22)	$ (0.09)	$ (0.05)
Basic and diluted loss per share	$ (0.33)	$ (0.31)	$ (0.20)
Cash dividends per share	$ -	$ -	$ -
Weighted average shares outstanding	16,971,153	14,222,820	12,987,297

CONSOLIDATED BALANCE SHEET DATA:	As of December 31,
Working capital (1)	2002	2001	2000
Current assets.	$ 842,530	$ 2,515,338	$ 4,045,536
Oil and natural gas properties, net	991,563	3,342,224	5,093,622
Other property and equipment, net	2,763,919	4,917,558	3,160,808
Total assets	229,131	3,448,416	3,854,206
Current liabilities	4,018,825	11,763,100	12,168,228
Long-term liabilities	149,033	826,886	1,048,086
Total liabilities	-	1,463,729	1,535,136
Shareholders' equity	149,033	2,290,615	2,583,222
	3,869,792	9,472,485	9,585,006

(1)  Working capital is determined by subtracting current liabilities from current assets.

PART I

RISK FACTORS

UNCERTAINTIES AND RISK FACTORS THAT MAY AFFECT NXT'S FUTURE RESULTS AND FINANCIAL CONDITION

You should consider an investment in the common shares to involve a high degree of risk and to be subject to many uncertainties.  In order to attain an appreciation for these risks and uncertainties, you should read this prospectus in its entirety and consider all of the information and advisements contained in this prospectus, including the following risk factors and uncertainties.  The risk factors and uncertainties enumerated below, in addition to those presented elsewhere in this prospectus, may materially adversely affect our business, operating results and financial condition, and could result in a complete loss of any value in the common shares.

UNCERTAINTIES AND RISK FACTORS GENERALLY RELATING TO OUR BUSINESS

We can give you no assurance that our plans will be successful.  The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company

Exploration and development of oil and natural gas is extremely risky, particularly given our present stage of development.  An investment in our company should be considered highly speculative due to the nature of our involvement in the exploration, development and production of oil and natural gas.  Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  There is no assurance that expenditures we make on future exploration will result in new discoveries of oil or gas.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered.  The cost to drill, complete and operate wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors including unexpected drilling conditions, abnormal pressures, equipment failures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires, spills or other accidents, as well as weather conditions, compliance with governmental requirements, delays in receiving governmental approvals or permits, unexpected environmental issues and shortages or delays in the delivery of equipment.  Our inability to drill wells that produce commercial quantities of oil and natural gas would have a material adverse effect on our business, consolidated financial condition and results of operations.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after exploration, drilling, operating and other costs.  Completion of wells does not ensure a profit on the investment or recovery of exploration, drilling, completion and operating costs.  Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production.  Adverse conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

We have accumulated losses since our inception, and our continued inability to generate sufficient revenues and profits would adversely affect our ability to participate in land acquisition, seismic and drilling projects or raise additional capital, and could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company

We anticipate that we will continue to incur operating losses well into 2003 unless and until we are able to bring satisfactory producing wells and fields on-line.  We cannot give you any assurance that we will generate profits in the near future or at all.

If we do not raise sufficient additional capital to fully fund our further drilling and operational requirements, we will be forced to reduce or even suspend our operations, and may even be forced to liquidate our assets and wind-up and dissolve our company

We hope to activate our assets through farm-ins, drilling or dispositions to raise additional capital to fund drilling programs and operational requirements.   We cannot give you any assurance that we will be able to secure the additional capital we require to fully or partially fund our plans in a manner which will not be objectionable to our company or our shareholders, including substantial dilution.  Our inability to raise sufficient additional working capital in the longer-term would likely force us to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

Our future success is dependent upon our ability to successfully identify commercially viable hydrocarbon accumulations

Our future success is dependent upon our ability to successfully identify commercially viable hydrocarbon accumulations for development.  Based on our business plan, we will be dependent on:

•	the capability of our SFD technology in identifying SFD prospects; and
•	our ability to independently raise the funds necessary to exploit these prospects.

We cannot give you any assurance that we will be able to consistently discover commercial quantities of oil and natural gas or that we will successfully acquire and drill properties at low finding costs.

Our revenues and cash flow will be principally dependent upon the success of drilling and production from prospects in which we participate

Pursuant to our business plan, our revenues and cash flow will, at least in the near-term, be principally dependent upon the success of drilling and production from prospects in which we participate in the form of an overriding royalty or a working interest or other participation right.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered.  The cost to drill, complete and operate wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors including unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment.

Our future operating results may fluctuate significantly

Our future operating results may fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and natural gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures.  This variability could have a material adverse effect on our business, consolidated financial condition and results of operations.  In addition, any failure or delay in the realization of expected cash flows from initial operating activities could limit our future ability to continue exploration and to participate in economically attractive projects.

Volatility of oil and natural gas prices could have a material adverse effect on our business

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond our control.  It is impossible to predict future oil and natural gas price movements with any certainty, as they have historically been subject to wide fluctuations in response to a variety of market conditions, including:

•	relatively minor changes in the supply and demand for oil and natural gas,
•	economic, political and regulatory developments, and
•	competition from other sources of energy.

Any extended or substantial decline in oil and natural gas prices would have a material adverse effect on:

•	our ability to negotiate favorable joint ventures with viable industry participants;
•	our ability to acquire drilling rights;
•	the volume of oil and natural gas that could be economically produced;
•	our cash flow; and
•	our access to capital.

We do not currently intend to engage in hedging activities (although we reserve the right to do so in the future), and may be more adversely affected by fluctuations in oil and natural gas prices than other industry participants that do engage in such activities.  A sustained material decline in prices from historical average prices could add additional limitation factors to our borrowing base, reducing credit available to our company.  Our business, consolidated financial condition and results of operations would be materially and adversely affected by adverse changes in prevailing oil and natural gas prices.

The intense competition that is prevalent in the oil and natural gas industry could have a material adverse effect on our business

If we pursue development without a partner, we will have to establish markets for any oil and natural gas we do produce and we will also have to market our oil and natural gas to prospective buyers.  The marketability and price of oil and natural gas, which may be acquired or discovered by us, will be affected by numerous factors beyond our control.  We will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by us.  Our ability to market our natural gas may depend upon our ability to acquire space on pipelines which deliver natural gas to commercial markets.  We will also likely be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing facilities and relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.  We have limited direct experience in the marketing of oil and natural gas.

We compete directly with independent, technology-driven exploration and service companies, and with major oil and natural gas companies in our exploration for and development of commercial oil and natural gas properties.

We cannot give any assurance that our competitors will not develop exploration services that are superior to our SFD technology.  Increased competition could impair our ability to attract viable industry participants, and to negotiate favorable participations and joint ventures with such parties, which could materially and adversely affect our business, consolidated financial condition and results of operations.

The oil and natural gas industry is highly competitive.  Many companies and individuals are engaged in the business of acquiring interests in and developing oil and natural gas properties, and the industry is not dominated by any single competitor or a small number of competitors.  We will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to drill and develop those prospects.  Many of these competitors have financial, technical and other resources substantially in excess of those available to us.  These competitive disadvantages could adversely affect our ability to participate in projects with favorable rates of return.

Our inability to retain our key managerial and research and development personnel could have a material adverse effect on our business

Our success depends to a significant extent on the continued efforts of our executive officer, Mr. George Liszicasz, the inventor of our SFD technology, who is our Chief Executive Officer and who is responsible for the continuing development of our SFD technology.  The loss of Mr. Liszicasz could have a material adverse effect on our business, consolidated financial condition and results of operations.  While we have entered into employment and non-competition agreements with Mr. Liszicasz, he would nevertheless not be prevented from working for other companies in the oil and natural gas industry so long as they did not employ SFD technology should he elect to terminate his employment with us. We also do not carry key person life insurance policies on our executive officer.

Our success also depends on the continued efforts of our SFD research and development team, which is composed of a small number of individuals.  While there are professionals who could replace these individuals, none of these professionals would have any theoretical or working knowledge of how to interpret SFD data or how our SFD technology operates, and it would take a significant period of time to train any replacement personnel.  Until such time as we have a fully trained complement of SFD research and development team, the loss of any members of this team could adversely affect the pace at which we interpret SFD data or affect improvements to our SFD technology, which could adversely impact our business, consolidated financial condition and results of operations.

We may be unable to attract the qualified managerial, geological and geophysical, and research and development personnel required to implement our longer-term growth strategies

Our ability to implement our longer-term growth strategies depends upon our continuing ability to attract and retain highly qualified geological, technical, scientific, information management and administrative personnel.  We cannot give you any assurance that we will be able to retain our key managerial, professional and technical employees, or that we will be able to attract and retain additional highly qualified managerial, professional and technical personnel in the future.  Our inability to attract and retain the necessary personnel could impede our growth.

Our limited operating history could adversely affect our business

We are subject to all the risks and issues inherent in the establishment and expansion of a new business enterprise including, among others, problems of using a newly developed technology, hiring and training personnel, acquiring reliable facilities and equipment, and implementing operational controls.  In general, development stage businesses are subject to levels of risk that are often greater than those encountered by companies with established operations and relationships.  Startups often require significant capital from sources other than operations.  The management and employees of a startup business shoulder the burdens of the business operations and a workload associated with company growth and capitalization that is disproportionately greater than that for an established business.  Our limited operating history makes it difficult, if not impossible, to predict future operating results.  We cannot give any assurance that we will successfully address these risks.  Our failure to successfully address these risks could have a material, adverse effect on our business, financial condition and results of operations.

We may be unable to effectively manage our expected growth

Our success will depend upon the expansion of our business.  Expansion will place a significant strain on our financial, management and other resources, and will require us, among other things, to:

•	change, expand and improve our operating, managerial and financial systems and controls; and
•	improve coordination between our various corporate functions.

We cannot give you any assurance that we will be able to manage the expansion of our business effectively.  Our inability to effectively manage our growth, including the failure of any new personnel we hire to achieve anticipated performance levels, would have a material adverse effect on our business, consolidated financial condition and results of operations.

Our business may be adversely affected by currency fluctuation, regulatory, political and other risks associated with international transactions

We currently operate within the United States and Canada and anticipate we will also operate outside of these countries in the foreseeable future.  These operations will subject us to several potential risks, including risks associated with:

•	fluctuating exchange rates;
•	the regulation by the governments of the United States and Canada as well as foreign governments of fund transfers and export and import duties and tariffs; and
•	political instability and a potential war with Iraq.

We cannot give you any assurance that any of these risks will not have a material adverse effect upon our business.

We do not currently engage in activities to mitigate the effects of foreign currency fluctuations.  If earnings from international operations increase, our exposure to fluctuations in foreign currencies may increase, and we may utilize forward exchange rate contracts or engage in other efforts to mitigate foreign currency risks.  We can give you no assurance as to the effectiveness of these efforts in limiting any adverse effects of foreign currency fluctuations on our consolidated financial condition and results of operations.

Our business within Canada may be adversely affected by the enforcing of the Kyoto Accord

In December of 2002, the Canadian government ratified the Kyoto Accord.  Under the Kyoto Accord, industrialized countries and countries in transition to a market economy agreed to bring their emissions of greenhouse gases to 5% less than 1990 levels. They also agreed to foster energy efficiency in their economies, promote the development of cleaner energy sources, and employ agricultural practices that have a sustainable environmental impact. By ratifying the Kyoto Accord, the Canadian government agreed to reduce greenhouse gas emissions to 6% below 1990 levels by 2012. This would represent a 26% reduction from projected 2012 levels.   It is expected that the Canadian government will enact new environmental regulations in order to meet the goals set out in the Kyoto Accord.  We believe that these new regulations will have negative repercussions on our Canadian operations but cannot determine the full impact of these at this time.

A small number of our shareholders retain the ability to influence or control our company

Mr. George Liszicasz beneficially owns approximately 31% of the common shares outstanding as of the date of this annual report, and therefore has a substantial voice in all shareholder matters.

Our series ‘A' preferred shareholder does not have voting rights except as outlined below, however, these preferred shares are convertible at any time into common shares at a prescribed rate.  As of the date of this annual report, the 800,000 outstanding series ‘A' preferred shares, if all converted, would be convertible into 2,368,762 common shares. While our series 'A' preferred shareholder holds the preferred shares, we cannot carry out any of the following transactions or actions without that shareholder's consent and approval:

•	declare or pay any dividend (other than a stock split);
•	redeem or purchase outstanding shares of our capital stock;
•	sell our principal assets or business;
•	merge or consolidate with any other company; or
•	liquidate or dissolve.

An investment in the common shares will entail entrusting these and similar decisions to our present management subject to their fiduciary duties.

There is an inherent conflict in interest arising as a result of the relationship between our principal stockholder and the licensor of our SFD technology

Mr. George Liszicasz indirectly controls our company and is a major shareholder and director of Momentum Resources, which has granted us an exclusive license to identify oil and natural gas prospects using the SFD while reserving the exclusive right to use the SFD technology for purposes other than oil and natural gas exploration. As a result of the foregoing relationships, certain conflicts of interests between our company, Momentum Resources and Mr. Liszicasz may directly or indirectly arise, including the proper exercise by Mr. Liszicasz of his fiduciary duties on our behalf as a controlling stockholder and, to the extent applicable, as a director of our company in connection with any matters concerning Momentum Resources such as, by way of example and not limitation:

•	disputes regarding the validity, scope or duration of our SFD technology license;
•	the exploitation of corporate opportunities;
•	rights to proprietary property and information;
•	maintenance of confidential information as between entities;
•	the structure and amount of the compensatory arrangements under the license; and
•	potential competition between our company and Momentum Resources.

While Mr. Liszicasz and our company have each executed certain disclosures and consents relating to these conflicts, these disclosures and consents will not remedy these conflicts, but will merely release Mr. Liszicasz from liability as a result of the conflicts so long as he uses reasonable efforts to minimize the conflicts.  In the event any of these conflicts prove to be irreconcilable, Mr. Liszicasz, who is currently an officer and director of NXT, may be forced to resign his positions with our company.

We may be unable to protect our intellectual property

The licensor of our SFD technology, Momentum Resources, claims common law ownership of that technology, but has not obtained patent or copyright protection for those rights.  Momentum Resources and our company each believe that the disclosure risks inherent in patent or copyright registration of our SFD technology outweigh the legal protections which might be afforded by that registration.  In the absence of significant patent or copyright protection, we may be vulnerable to competitors who attempt to imitate the SFDs, or to develop functionally similar technologies.

Although we believe that we have all rights necessary to market our services without infringing upon any patents or copyrights held by others, we cannot give any assurance that conflicting patents or copyrights do not exist.  We rely upon trade secret protection and confidentiality and non-disclosure agreements with our employees, consultants, joint venture partners and others to protect our proprietary rights.  Furthermore, we do not believe, were Momentum Resources to apply for and receive patent protection, that the patent would necessarily protect Momentum Resources or our company from competition.  Momentum Resources and our company therefore anticipate continued reliance upon contractual rights and on common law to protect our trade secrets.  The steps taken by our company and Momentum Resources to protect our respective rights may not be adequate to deter misappropriation, or to preclude an independent third party from developing functionally similar technology.

We cannot give any assurance that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to Momentum Resources' or our trade secrets, or otherwise disclose aspects of the SFD device, or that we will be able to meaningfully protect our trade secrets.  We also cannot give you any assurance that Momentum Resources or our company will not be required to defend against litigation or to enforce or defend intellectual property rights relating to SFD devices.  Legal and accounting costs relating to prosecuting or defending intellectual property rights may be substantial.

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the OTC Bulletin Board and that market is extremely volatile

There is only a limited public market for our common shares on the OTC Electronic Bulletin Board, and we cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for the common shares on the OTC Bulletin Board has been and we anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors.  This is especially true with respect to emerging companies such as ours.  Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies.  Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, advances in technology or other business developments.

Because we are a development stage enterprise with a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer.  Changes in the market price of the common shares, for example, may have no connection with our operating results or prospects.  No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Sales of substantial amounts of the common shares on the public market, or the perception that substantial sales could occur, could adversely affect the prevailing market prices for those shares and also, to the extent the prevailing market price for the common shares is reduced, adversely impact our ability to raise additional capital in the equity markets.  In addition, our employees, directors and consultants currently hold vested options entitling them to acquire 1,063,842 common shares.  Should these persons exercise these options, it is likely they would sell some or all of the underlying common shares on the public markets in order to procure liquidity to pay taxes as well as other reasons they may deem pertinent.  The 800,000 series 'A' preferred shares outstanding are also each convertible into approximately 2.96 common shares as of the date of this annual report.

You will be subject to the penny stock rules to the extent our stock price on the OTC Bulletin Board is less than $5.00

Since the common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTC Electronic Bulletin Board is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules".  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

You should not expect to receive dividends

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future.  Our current business plan is to retain any future earnings to finance the expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

You should not expect to receive a liquidation distribution

If we were to wind-up or dissolve our company and liquidate and distribute our assets, our common shareholders would share ratably in our assets only after we satisfy any amounts we would owe to our creditors and any amounts we would owe to our series 'A' preferred shareholder as a liquidation preference ($7.50 per share, or $6,000,000 in the aggregate).  If our liquidation or dissolution were attributable to our inability to profitably operate our business, then it is likely that we would have material liabilities at the time of liquidation or dissolution.  Accordingly, we cannot give you any assurance that sufficient assets will remain available after the payment of our creditors and preferred shareholder to enable you to receive any liquidation distribution with respect to any common shares you may hold.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights

We are authorized under our Articles of Incorporation to issue up to 50,000,000 common shares.  Subject to compliance with applicable corporate and securities laws, we may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate.  The sale of common shares under certain prices may also result in the issuance of additional common shares to the holder of our series 'A' preferred shares should it elect to convert those shares into common shares pursuant to certain anti-dilution rights they hold.  Your proportionate ownership and voting rights as a common shareholder could be adversely affected by the issuance of additional common shares, including a substantial dilution in your net tangible book value per share.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

In this prospectus we have made a number of statements, which we refer to as "forward-looking statements", which generally relate to our present expectations or predictions as to the possible occurrence of future events or the existence of trends and factors that may impact our future plans and operating results.  These forward-looking statements are based upon assumptions and analyses made by us in the context of our current business plan and information currently available to us and in light of our experience and perceptions of historical trends, current conditions and expected future developments and other factors we believe to be appropriate in the circumstances.  You can generally identify any forward-looking statements contained in this prospectus through words and phrases such as "seek", "anticipate", "believe", "estimate", "expect", "intend", "plan", "budget", "project", "will be", "will continue", "will likely result", and similar expressions.  Forward-looking statements that may be contained in this prospectus would, for example, include statements relating to the timing and likelihood of success of our exploration, land acquisition, drilling and production plans, the performance of our joint venture partners, and various other statements generally contained in those sections of this prospectus captioned "Business" and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations".

Whenever you read any forward looking statement contained in this prospectus you should remain mindful that actual results or developments may not conform to the anticipated or predicted result or development as expressed in or implied by the forward-looking statement for a number of reasons or factors including, by way of example and not limitation, changes in circumstances and events (including changes in our business plan and corporate strategies or those of our joint venture partners) and the effect on our business or those expectations or predictions or of various risks and uncertainties described in this section or elsewhere in this prospectus.  Moreover, you must read each forward-looking statement in context with, and an understanding of, the various other disclosures concerning our company and our business made elsewhere in this prospectus.  Additionally, the various uncertainties and risk factors described in this section or elsewhere in this prospectus are not exhaustive, and new risks and uncertainties may emerge from time to time.  It is not possible for us to predict all risks and uncertainties, nor can we assess the impact of all risks and uncertainties on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from, those contained in any forward-looking statement.  Consequently, all forward-looking statements made in this prospectus are fully qualified by this special note, and we can give you no assurance that the results or developments anticipated or predicted by us will be realized, or even if realized, that they will have the expected consequences to, or effects on, us.  Given these factors, you should not place undue reliance on any forward-looking statement as a prediction of actual results or developments.

We are not obligated to update or revise any forward-looking statement contained in this prospectus to reflect new events or circumstances unless and to the extent required by applicable law.

RATIO OF EARNINGS TO FIXED CHARGES

Not Applicable.

INFORMATION ABOUT THE OFFERING

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

CAPITALIZATION AND INDEBTEDNESS

Following is a statement of NXT's capitalization and indebtedness as of September 30, 2003, adjusted to reflect securities issued through November 13, 2003.

	As of September 30, 2003
	Actual	As Adjusted
Debt	-	-
Common Stockholders' Equity(1)
Common Stock, par value $0.001 per share	$18,846	$18,856
Additional Paid-In Capital	24,193,543	24,986,868
Accumulated Deficit	(21,112,785)	(21,112,785)
Other Comprehensive Income (loss)	126,349	126,349

Total Common Stockholders' Equity	3,225,953	4,019,288
Total Debt and Stockholders' Equity	$3,225,953	$4,019,288

(1)

Our company is authorized to issue an unlimited number of common shares and preferred shares. As of November 25, 2003, our issued and outstanding Common Stock consisted of 19,056,152 common shares with no par value and no preferred shares.

(2)

The increase in additional paid in capital of $793,325 is due to the issuance of 1,875,000 of NXT's common shares under a private placement offering memorandum and the issuance of 209,999 shares due to the exercise of outstanding options.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

THE OFFER AND LISTING

Offer and Listing Details

1. The shares offered hereunder by the selling shareholders consist of 1,875,000 common shares of NXT. It is expected that the selling shareholders will sell the shares at various times during the period in which this prospectus is part of an effective registration statement. It is expected that the sales will take place on the Over-the-Counter/Bulletin Board and that therefore the selling price will be determined by the then-current market price for NXT's stock.

2.  None of NXT's shareholders hold any pre-emptive purchase rights. Therefore, NXT has no control or input regarding how the shares will be offered or sold.

3 (a) Set forth below are the annual high and low market prices for NXT's stock for each of the last five (5) full financial years on the OTC/Bulletin Board quotation system:

1998

1999

2000

2001

2002

High

19.12

29.00

42.75

8.00

1.50

Low

3.50

10.00

3.88

0.90

0.06

(b) Set forth below is the high and low market prices for each financial quarter during the two most recent full financial years and the subsequent quarters through September 30, 2003 on the OTC/Bulletin Board quotation system:

Year 2001

Quarter

March

June

Sept

Dec

High

$8.00

3.50

4.05

2.65

Low

$2.12

1.50

1.65

0.90

Year 2002

Quarter

March

June

Sept

Dec

High

$1.50

1.10

0.68

0.44

Low

$0.55

0.32

0.25

0.06

Year 2003

Quarter

March

June

Sept

High

$0.20

0.55

1.04

Low

$0.09

0.13

0.30

(c) Set forth below is the high and low market prices for each month during the last six calendar months on the OTC/Bulletin Board quotation system:

Year 2003

Six Months

May

June

July

August

Sept.

Oct.

High

$0.31

0.55

0.85

1.01

1.04

2.00

Low

$0.20

0.25

0.30

0.34

0.65

0.70

4 (a) The shares of common stock, with no par value, being registered under this registration statement are in the form of registered shares. The shares are already issued NXT and held by the selling shareholders or are shares underlying options and warrants that have been issued by NXT.  The offering price for the shares is described above under paragraph of this section entitle “Offer and Listing Details”.

(b) Upon this registration statement being declared effective by the Securities and Exchange Commission, the shares offered hereunder will be freely-tradable without restriction.

Plan of Distribution

There are no entities underwriting or guaranteeing the offering of the securities described in this registration statement. NXT is not aware that any of its major shareholders, directors, or members of its management, supervisory or administrative bodies intend to subscribe in the offering or whether any person intends to subscribe to more than 5% of the offering. NXT is not aware of any particular group or potential investors that may have been targeted by the selling shareholders for this offering. NXT is not aware of the reservation for allocation to any group off targeted investors, including for example offerings to existing shareholders directors, or employees and past employees of NXT or its subsidiaries.

The amount of shares offered hereunder cannot be increased. As described above, under “Offer and Listing Details”¸ it is anticipated that sales of the shares offered hereunder will be conducted primarily in market transactions by the selling shareholders. To that extent, each selling shareholder would most likely engage the services of a broker or dealer at his or her discretion to offer and sell the shares owned by such selling shareholder.

Markets

NXT's common shares are quoted on the OTC/Bulletin Board quotation system. NXT is also applying for a listing on the Frankfurt Exchange. Such listing is not a condition to the offering of securities under this registration statement.  It is not known at this time when NXT's shares may be approved for listing on the Frankfurt Exchange.

Selling Shareholders

Following is a list of selling shareholders whose shares are being registered and offered by this registration statement, which list includes each selling shareholder's name, with the nature of any position, office or other material relationship with NXT or any of its predecessors or affiliates during the past 3 years, the amount of securities owned by each selling shareholder prior to the offering, the amount to be offered for the selling shareholder account and the amount and percentage of the class to be owned both before and after the offering is complete, if more than 1%.

Shareholder Name	Address	Position or Relationship to NXT (Last 3 years)	# of Shares Owned Prior to Offering	% of Class Owned Prior to Offering	# of Shares Offered by Selling Shareholders	# of Shares Owned After Offering	% of Class Owned After Offering
424360 Alberta Ltd.	Calgary, AB T2Z 2M6	n/a	25,000	0.13	25,000	0	0
796047 Alberta Ltd.	DeWinton AB Canada T0L 0X0	n/a	25,000	0.13	25,000	0	0
Bamako Investment Management Ltd.	Calgary, AB, Canada T3Z 3P3	n/a	25,000	0.13	25,000	0	0
Chris Bradley	Calgary, AB T3K 2A8	Acting CFO	25,000	0.13	25,000	0	0
Delores Bradley	Calgary, AB T2E 0X8	n/a	25,000	0.13	25,000	0	0
Mary Helen Carwardine	Calgary AB Canada T2V 0K6	n/a	25,000	0.13	25,000	0	0
Igor Dmitriev	Cambridge ON Canada N1R 5S2	n/a	25,000	0.13	25,000	0	0
Donald E. Foulkes	Calgary AB Canada T3Z 3N7	Member of the Board of Directors	25,000	0.13	25,000	0	0
William Daniel Gantous	Calgary AB Canada T2W 3Z9	n/a	25,000	0.13	25,000	0	0
Labeed A. Ghaleb	Calgary AB Canada T2C 4C4	n/a	25,000	0.13	25,000	0	0

Global S.C. Communications Inc.	Calgary AB Canada T1Y 6Z2	n/a	25,000	0.13	25,000	0	0
Annette Hutchinson	Calgary AB Canada T2K 5R6	n/a	25,000	0.13	25,000	0	0
Saad Ibrahim	Calgary AB Canada T3L 2N5	n/a	25,000	0.13	25,000	0	0
Jokada Inc.	Toronto, ON, Canada M1P 2Y6	n/a	50,000	0.13	50,000	0	0
Brian A. Jones	High River, AB Canada T1V 1P3	n/a	25,000	0.13	25,000	0	0
Brian Paul Kohlhammer	Calgary AB Canada T3B 3K8	n/a	25,000	0.13	25,000	0	0
Gary Layden	Red Deer, AB Canada T4N 5E3	n/a	50,000	0.13	50,000	0	0
Lloyd Robert Lipsett	Calgary, Alberta T2T 6A8	Acting General Manager	25,000	0.13	25,000	0	0
Bonnie Maksymowich	Priddis, AB, Canada T0L 1W0	n/a	12,500	0.07	12,500	0	0
Randy Maksymowich	Priddis, AB, Canada T0L 1W0	n/a	12,500	0.07	12,500	0	0
Brent Marzolf	Calgary AB Canada T3G 1E2	n/a	25,000	0.13	25,000	0	0
Lanny King McDonald	Calgary AB Canada T3Z 3M1	n/a	25,000	0.13	25,000	0	0
D. Alec McDougall, P.Eng.	Calgary AB Canada T2S 0R6	n/a	25,000	0.13	25,000	0	0
Douglas G. McIntyre	Toronto, ON, Canada M8R 1R5	n/a	25,000	0.13	25,000	0	0
McLeod Hygiene Services Corp.	Calgary, AB, Canada T3A 4N8	n/a	25,000	0.13	25,000	0	0
Neil Orr	Calgary, AB T3Z 1E2	n/a	25,000	0.13	25,000	0	0
Steve Rainbow	Calgary, AB Canada T2K 3K2	n/a	30,000	0.16	25,000	5000	0.03
Douglas Renwicke	Newmarket, ON Canada L3W 4W1	n/a	25,000	0.13	25,000	0	0
Douglas J. Rowe	Calgary, AB Canada T3Z 3N1	Member of the Board of Directors	25,000	0.13	25,000	0	0
Joanne Louise Scott	Calgary, AB Canada T2V 0Y6	n/a	25,000	0.13	25,000	0	0
Shewan Energy Corporation	Priddis, AB, Canada T0L 1W0	n/a	50,000	0.27	50,000	0	0
Trutta Resources Inc.	Elora, Ontario Canada N0B 1S0	n/a	25,000	0.13	25,000	0	0
Khalifa Alshuwaihi	Rak, UAE	n/a	25,000	0.13	25,000	0	0
Salem Al Zubaidi	Sharjoh, UAE	n/a	50,000	0.27	50,000	0	0

Steve Barritt	Dubai UAE	n/a	25,000	0.13	25,000	0	0
Thomas P. Barry	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Richard Blair	Dubai UAE	n/a	25,000	0.13	25,000	0	0
M.J. Buamaim	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Wayne T. Foster	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Michael J. Gerbich	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Joseph John Hanson	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Cueva Holder	Hamilton HMII, Bermuda	n/a	25,000	0.13	25,000	0	0
Colm McLoughlin	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Ilona Meszaros	Nyivegyhaza 4400	n/a	276,983	1.47	75,000	201,983	1.07
Dariush Rakhshani	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Ameritrade	Dubai UAE	n/a	25,000	0.13	25,000	0	0
Thomas F. Riggs	Dubai UAE	n/a	25,000	0.13	25,000	0	0
Rodolfo Rivas	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Stahis I Stathis	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
Dipak Himatlal Suru	Dubai, UAE	n/a	25,000	0.13	25,000	0	0
John & Vera Cryan	Staten Island, NY 10804-3011	n/a	87,500	0.46	87,500	0	0
John & Vera Cryan	Staten Island, NY 10804-3011	n/a	50,000	0.27	50,000	0	0
James E. Currie	Orlando, FL 32808	n/a	25,000	0.13	25,000	0	0
Bibi S. Daprile	Ormond Beach FL, USA 32174	n/a	50,000	0.27	50,000	0	0
Michael D. Fitzgerald	Versailles, KY USA 40383	n/a	12,500	0.07	12,500	0	0
Joan McCarthy	Staten Island, NY 10308	n/a	25,000	0.13	25,000	0	0
Louis Miceli	Jupiter FL, USA 33477	n/a	50,000	0.27	50,000	0	0
David J.W. Mitchell	Sugarland TX 77479	n/a	25,000	0.13	25,000	0	0
Marcie A. Newman	Lexington KY, USA 40502	n/a	12,500	0.07	12,500	0	0
Peter A. Proly	Clearwater FL, USA 33761	n/a	112,500	0.6	112,500	0	0
Sandra Sims	Boaz, AL USA 35957	n/a	25,000	0.13	25,000	0	0
Tibor Szenasi	San Jacinto, California	n/a	25,000	0.13	25,000	0	0

Dilution

Since the shares offered hereby are already issued and outstanding, no dilution to existing shareholders will result from this offering.

Expenses of the Issue

All of the expenses incurred in connection with this registration statement shall be paid by NXT.  Such expenses are expected to be $10,000 for legal fees and $8,000 for auditing fees.  Any fees to be incurred by the selling shareholders in connection with the sale of their shares shall be borne by them.

ADDITIONAL INFORMATION

A. Share Capital

1. (a)-(c)  As September 30, 2003, NXT had 50,000,000 authorized shares of common stock and 18,846,153 shares of common stock issued, outstanding and fully paid for with no shares issued and not fully paid for.  The par value of the common stock at that time was $0.001 per share. As of November 13, 2003, NXT had an unlimited number of authorized common shares and 19,056,152 common shares issued, outstanding and fully paid for with no shares issued and not fully paid for.

(d) As of December 31, 2002, NXT had a total of 16,971,153 shares issued and outstanding. Since that time NXT has issued the following shares:

(1) 1,875,000 shares were issued in a private placement to investors in Canada, the Middle East and the United States at $0.40 per share.

(2) 9,999 shares were issued in connection with the exercise of certain options, 6,666 of which were exercised at $0.29 per share and 3,333 were exercised at $0.38 per share.

2. There are no shares issued that do not represent capital of NXT.

3. No common shares of NXT are held by NXT or any of its subsidiaries.

4. As of the date of this registration statement, NXT had 2,012,842 shares authorized for issuance under outstanding stock options.  Such options have the following exercise prices, expiration periods and vesting periods.

Exercise Price	Vesting				Expiration
	2003	2004	2005	2006
$0.14		20,000	20,000	20,000
$0.29		6,000	6,001
$0.38		73,335	73,336
$0.43		143,333	143,333	143,333
$2.00	5,000	31,000	11,000	5,000
$4.13	2,000	2,000	2,000

5.   Not applicable.

6.  On September 18, 2001, we raised $4,374,237 in gross proceeds through a private placement of 3,803,684 common shares at $1.15 per share. Net proceeds to our company from this offering were $4,359,252 after deducting $14,985 in offering expenses. An additional 54,553 shares of common stock were issued as finders' fees in connection with the private placement.

On September 11, 2003, NXT issued 1,875,000 shares of its common stock at $0.40 per share for total gross proceeds of $750,000. The shares were issued under NXT'S Confidential Offering Memorandum dated July 22, 2003, which was fully subscribed for. NXT paid no commissions and finders fees in connection with this offering.

In the fourth quarter of fiscal year 2003, NXT issued a total of 209,999 shares of its common stock in connection with the exercise of stock options previously granted by NXT. Of such shares, 200,000 had an exercise price of $0.21 per share, 6,666 had an exercise price of $0.29 per share and 3,333 had an exercise price of $0.38 per share.

7. Not Applicable.

B. Memorandum and articles of association

1. NXT was established pursuant to the issuance on October 24, 2003 of a Certificate of Continuance by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the ABCA.  NXT's Alberta Corporate Access Number is 2010730915.  The Articles of Continuance (the “Articles”) of NXT provide that there are no restrictions on the nature of the business that may be carried on by NXT.

2. The directors may fix the quorum for meetings of directors or of a committee of directors, but unless so fixed, a majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians.  Business cannot be transacted without a quorum.  A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with NXT, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Law, refrain from voting on the matter in which the director has conflict of interest.  There is no limitation on the Board of Directors to vote on matters of their remuneration as a director, officer, employee or agent of NXT or of an affiliate of NXT.

The Board of Directors may, without authorization of the shareholders of NXT:

(a) borrow money on the credit of NXT;

(b) issue, reissue, sell or pledge debt obligations of NXT;

(c) subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on behalf of NXT to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of NXT, owned or subsequently acquired, to secure any obligation of NXT.

The directors may, by resolution, delegate to a director, a committee of directors or an officer all or any of the foregoing borrowing powers.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts.  There is no provision in NXT's Articles or By-Law relating to the retirement or non-retirement of directors under an age limit requirement.  There is also no requirement in NXT's Articles or By-Law for a director to hold shares of NXT.

3. NXT is authorized to issue an unlimited number of shares designated as Common Shares and an unlimited number of shares designated as Preferred Shares.  The Common Shares have attached to them the following rights, privileges, restrictions and conditions.

(a) Except for meetings at which only holders of another specified class or series of shares of NXT are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of NXT.

(b) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of NXT, the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of NXT.

(c) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of NXT, the holders of the Common Shares are entitled to share equally in the remaining property of NXT upon liquidation, dissolution or winding-up of NXT.

The Preferred Shares have attached to them the following rights, privileges, restrictions and conditions.

(a) The Preferred Shares may be issued in one or more series, each being comprised of the number of shares with the designation, rights, privileges, restrictions and conditions attached to that series of Preferred Shares, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions, as the board of directors of NXT may fix from time to time.

(b) The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of NXT, whether voluntary or involuntary, or any other return of capital or distribution of the assets of NXT among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of NXT ranking junior to the Preferred Shares.  The Preferred Shares of any series may also be given other preferences, not inconsistent with the Articles, over the Common Shares and any other shares of NXT ranking junior to the Preferred Shares of a series as may be fixed by the board of directors.

(c) If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(d) Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares, the holder of each share of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the ABCA.

4. Under the ABCA, any substantive change to the Articles of NXT (including, but not limited to, change of any maximum number of shares that NXT is authorized to issue, creation of new classes of shares, add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of its shares, whether issued or unissued, change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series) or other fundamental changes to the capital structure of NXT, including a proposed amalgamation or continuance of NXT out of the jurisdiction, requires shareholder approval by not less than 2/3 of the votes cast by shareholders voting in person or by proxy at a shareholders' meeting called for that purpose.  In certain prescribed circumstances, holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the Articles whether or not shares of a class or series otherwise carry the right to vote.  The holders of a series of shares of a class are entitled to vote separately as a series only if the series is affected by an amendment in a manner different from other shares of the same class.

5. NXT's By-Law provides that the Board of Directors shall call an annual meeting of shareholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting.  NXT's By-Law provides that the Board of Directors may at any time call a special meeting of shareholders.  Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders, except to the extent that:

(a) if a record date is fixed, the person transfers ownership of any of the person's shares after the record date; or

(b) if no record date is fixed, the person transfers ownership of any of the person's shares after the date on which the list of shareholders is prepared; and

(c) the transferee of those shares

(i) produces properly endorsed share certificates; or

(ii) otherwise establishes ownership of the shares; and

(iii) demands, not later than ten (10) days before the meeting, that the transferee's name be included in the list before the meeting;

in which case the transferee is entitled to vote the shares.

The ABCA also permits the holders of not less than 5% of the issued voting shares to give notice to the directors requiring them to call and hold a meeting of NXT.

The only persons entitled to be present at a meeting of shareholders are:

(a) the Shareholders entitled to vote at the meeting;

(b) the Directors;

(c) the auditor of NXT; and

(d) any others who, although not entitled to vote, are entitled or required under any provision of the ABCA, any unanimous shareholder agreement, the Articles or the by-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the Chairperson of the meeting or with the consent of the meeting.

6. There are no restrictions in NXT's Articles or By-Law on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada).

7. There are no specific provisions in the Articles or By-Law of NXT that have the effect of delaying, deferring or preventing a change of control of NXT and that would operate only with respect to a merger, acquisition or corporate restructuring involving NXT (or any of its subsidiaries).  Notwithstanding this, the Board of Directors, under the general powers conferred to it under NXT's By-Law, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of NXT by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.  NXT has not adopted such a plan.

8. There are no provisions in NXT's By-Law regarding public disclosure of individual shareholdings.

9.  NXT was incorporated as a Nevada corporation. On October 24, 2003, NXT was re-incorporated as an Alberta corporation. With respect to items 2 through 8 above, the law applicable to NXT in the Province of Alberta in these areas is not significantly different from that in the State of Nevada. Such laws may be significantly different from those in other state jurisdictions in the United States.

10. Not applicable.

C. Material Contracts

The rights of NXT to the exclusive use for petroleum and natural gas exploration purposes of SFD Data generated by the SFD Technology are governed by a Restated Technology Agreement (the "License") entered into on August 1, 1996, between NXT, NXT's wholly owned subsidiary Pinnacle Oil Inc., Mr. Liszicasz, Mr. Stinson and Momentum Resources Corporation, a Bahamas corporation indirectly owned and controlled by Messrs. Liszicasz and Stinson (“Momentum”). This agreement reflected and restated the relationships and rights of the parties under certain prior agreements relating to the SFD Technology.

Under the License, Momentum, as the owner of the SFD Technology, granted to NXT exclusive use of the SFD Technology for the identification of hydrocarbons, through Momentum's agreement to survey designated areas with the SFD Technology, and to provide the information and analyses generated (the "SFD Data"), exclusively to NXT. The initial term of the License is ten years, with automatic renewals for one year periods absent either (i) an election by NXT to terminate the License, or (ii) a termination by Momentum based upon a default by NXT, or certain other events, including a "Change in Control" of NXT (as defined in the License). During the term of the License, Momentum is prohibited from engaging in the identification and/or exploitation of hydrocarbons, and from granting to any third party any license or sublicense of the SFD Technology, the Stress Field Detector or the SFD Data for the identification and/or exploitation of hydrocarbons.

The initial term of the License expires on December 31, 2005, but will renew automatically for additional one year terms, unless (i) NXT gives written notice to Momentum, no later than 60 days prior to the expiration of the pending term, of its election not to automatically renew the License, or (ii) the License is terminated earlier in accordance with the provisions of the License. Momentum has the right to terminate the License if: (1) NXT fails to make any payment required under the License; (2) NXT and its Subsidiaries collectively abandon or discontinue the conduct of the oil and gas exploration business; (3) NXT dissolves or liquidates; (4) NXT makes an assignment for the benefit of creditors, or files bankruptcy, or if any receiver is appointed for NXT's business or property; (5) NXT fails to perform any other material covenant, agreement or term of the License; or (6) there is a "Change in Control" of NXT (as defined in the License).

Under the License, a "Change in Control" is defined as: (i) an acquisition whereby immediately after the acquisition, a person holds beneficial ownership of more than 50% of the total combined voting power of NXT's then outstanding voting securities; or (ii) if in any period of three consecutive years after the date of the License, the incumbent board at the beginning of such period ceases to constitute a majority of the Board of Directors for reasons other than (A) voluntary resignation, (B) refusal by one or more Board members to stand for election, or (C) removal of one or more Board members for good cause, provided that: (1) if the nomination or election of any new director was approved by a vote of at least a majority of the incumbent board, then such new director shall be deemed a member of the incumbent board, and (2) no individual shall be considered a member of the incumbent board if such individual initially assumed office as a result of either an actual or threatened "election contest" (as described in Rule 14a-11 promulgated under the Securities Exchange Act of 1934); or (iii) the Board of Directors or the shareholders of NXT approve (A) a merger, consolidation or reorganization; (B) a complete liquidation or dissolution of NXT; or (C) the agreement for the sale or other disposition of all or substantially all of the assets of NXT. However, the License provides that a Change in Control shall not be deemed to occur because of: (i) a redemption of stock by NXT; or (ii) a "non-control transaction" in which the stockholders of NXT immediately before a transaction, directly or indirectly own immediately following such transaction at least a majority of the total combined voting power of the outstanding voting securities of the surviving corporation, in substantially the same proportion as such stockholders' ownership of NXT's voting securities immediately before such transaction.

Under the License, Momentum and Mr. Liszicasz are obligated to provide SFD Data to NXT for its exclusive use, and to provide 500 man-hours per year to generate such data. In addition, the License provides that Mr. Liszicasz will interpret and analyze all raw SFD Data provided to NXT by Momentum. The License obligates NXT to pay for all capital costs incurred in order to facilitate the identification of prospective drilling sites.

Pursuant to the License, within 180 days after designation by NXT of a "Prospect" (as defined in the License), NXT has agreed to use its best efforts to commercially and economically exploit the Prospect for its hydrocarbon potential, subject to certain exceptions as stated in the License. However, it is in NXT's discretion to pursue and determine the commercial viability of the Prospect. The License was amended by the parties thereto on April 3, 1998 (the "Amendment"). The sole purpose of the Amendment was to change contingent payments to Momentum to be calculated as a percentage of project profits, less actual project expenses incurred, rather than gross revenues. Under the License and Amendment, NXT shall pay Momentum certain sums contingent on the commercial exploitation of the Prospects, including 1% of the "Prospect Revenues" (as defined in the Amendment) actually received by NXT on or before December 31, 2000, and 5% of the "Prospect Revenues" actually received after December 31, 2000. Under the Amendment, "Prospect Revenues" means the aggregate of all gross revenues received by NXT and/or its subsidiaries with respect to the commercial exploitation of all Prospects under the License, whether through cash flows of a joint venture, sale of "leads" for Prospects, or revenues from NXT's direct ownership and sale of hydrocarbons from Prospects. less "Prospect Expenses" (defined as all project expenses actually paid by NXT and/or its subsidiaries with respect to the commercial exploitation of all SFD Prospects). In addition to the noted payments, commencing on January 1, 2001 the License provides that NXT shall grant Momentum certain "Performance Options" (as defined in the License). In general, for each month in which the Prospects' production exceeds twenty thousand (20,000) barrels of hydrocarbons, Momentum shall be granted Performance Options to purchase 16,000 shares of NXT's Common Stock, subject to certain limitations. The exercise price for the Performance Options will be the "fair market value" of NXT's Common Stock on the last business day of the quarter of the calculation. Under the License, "fair market value" is determined by reference to the closing price, last reported price, or mean price for the shares, depending on where the Common Stock is then trading.

On April 1, 1997 NXT and its wholly-owned subsidiary, Pinnacle Oil Canada Inc. (“Pinnacle Canada”), entered into an agreement regarding the utilization of the SFD Technology by both NXT and Pinnacle Canada (the "Canadian License"). Under the Canadian License, NXT granted to Pinnacle Canada an exclusive license to a supply of SFD Data generated in Canada. Under the Canadian License, NXT will use its best efforts to select sufficient surveys in

Canadian territory to ensure Pinnacle Canada a supply of Canadian SFD Data sufficient to enable Pinnacle Canada to carry on a commercially viable business. Under the Canadian License, within 180 days after Pinnacle Canada has interpreted the Canadian SFD Data and identified a Canadian prospect, Pinnacle Canada shall use its best efforts to commercially and economically exploit the Canadian prospect. Under the Canadian License, Pinnacle Canada shall pay NXT a license fee equal to 50% of all "Gross Revenues" (as defined in the Canadian License) actually received by Pinnacle Canada with respect to the Canadian prospects.

On April 1, 1997 NXT and Pinnacle Canada entered into an agreement which allocates certain costs between NXT and Pinnacle Canada (the "Cost Agreement"). Under the terms of the Cost Agreement, NXT will make its data acquisition equipment available to Pinnacle Canada for sufficient periods to enable Pinnacle Canada to fulfill its obligations under the Cost Agreement and its obligations under all third party agreements. In consideration for such use, Pinnacle Canada will make lease payments to NXT in an amount to be determined by the parties from time to time, based on the per day cost to provide the data acquisition equipment, with the intent that NXT recover all of its actual costs of the equipment, plus a reasonable competitive market return on capital. Pinnacle Canada will supply management services to NXT in connection with the world-wide activities of NXT, for an annual fee equal to the actual employment costs of all personnel engaged by Pinnacle Canada to supply such services, plus an annual fee of US $20,000.

On May 9, 2003, we sold all of our U.S. properties pursuant to a written Purchase and Sale Agreement with SFD Investment LLC, an Arkansas limited liability company, and our wholly-owned subsidiary, NXT Energy USA Inc., a Nevada corporation. The sale price was $1,450,000 and the proceeds were $720,000 in cash with the balance made up by the redemption of all of NXT's outstanding Series A Preferred Stock. These shares had been issued in 1998 for $6,000,000. NXT pursued this sale as it provided us with the opportunity to raise cash and to remove the burdensome preferential rights associated with the preferred shares, including anti-dilution rights.

NXT does not have any other material contracts that were not entered into in the normal course of business.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of NXT there are no restrictions on the remittance of dividends, interests or other payments.

E. Taxation

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein.

The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of

Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of NXT. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

 The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canadian Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely.  Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Income Tax

Dividends paid or credited, or that NXT deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of NXT.

An Unconnected U.S. Shareholder will generally not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, unless the common shares constitute “taxable Canadian property” of the shareholder within the meaning of the of the Tax Act and the Unconnected US Shareholder is not afforded any relief under the Convention. As NXT is resident in Canada and the common shares are not listed on a prescribed exchange as defined under the Tax Act, such shares will constitute taxable Canadian property. However, relief from Canadian tax maybe afforded to an Unconnected US Shareholder under the Convention.

Canada does not currently impose any estate taxes or succession duties.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

The consolidated financial statements included in this prospectus for the year ended and as at December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report express an unqualified opinion and includes an explanatory paragraph referring to substantial doubt about the Company's ability to continue as a going concern and an explanatory paragraph relating to the application of procedures relating to certain reclassifications of financial statement amounts in 2001 and 2000 financial statements that were audited by auditors who have ceased operations and for which Deloitte & Touche LLP have expressed no opinion or other form of assurance other than with respect to the disclosure and reclassifications appearing in this Form F-2 of Energy Exploration Technologies), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements included in this prospectus for the years ended and as at December 31, 2001 and 2000 have been audited by Arthur Andersen LLP, independent chartered accountants, as indicated in their report dated March 22, 2002 in respect of the consolidated balance sheets as at December 31, 2001 and 2000 and the consolidated statements of loss and comprehensive loss, shareholders' equity (deficit) and cash flows for the years then ended, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Because Arthur Andersen LLP ceased to practice public accounting in Canada on June 3, 2002, we are not able to obtain the consent of Arthur Andersen LLP to the incorporation of their report into this registration statement.  As a result, you will not be able to recover against Arthur Andersen LLP under the statutory rights of action for damages or rescission provided by Canadian securities laws or under Section 11 of the United States Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.  Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP's audit of our financial statements included in this Prospectus.

H. Documents on Display

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system.  The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. You may also inspect and copy any document we file with the SEC at its public reference rooms in Washington, D.C.  For obtain information about these references rooms you should call the SEC at 1-800-SEC-0330.

We are also a reporting company under the Exchange Act and, as such, are obligated to file annual reports on form 10-K, quarterly reports on form 10-Q, proxy statements and other reports, statements and information with the SEC in accordance with the Exchange Act.  While we mail our annual proxy materials and annual reports on form 10-K to our shareholders prior to our annual meeting of shareholders, we do not mail any other periodic reports and other information to our shareholders other than in response to specific requests for these materials. Selected documents we file with the SEC are also available for print-out in pdf format on our corporate website at www.nxtenergy.com.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not Applicable.

Warrants And Rights

Not Applicable.

Other Securities

Not Applicable.

American Depositary Shares

Not Applicable.

MATERIAL CHANGES

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and their explanatory notes included as part of this annual report.

OVERVIEW

We are a technology-based reconnaissance exploration company that utilizes our SFD technology to identify and prioritize oil and natural gas prospects.  We conduct our activities through our two wholly-owned operating subsidiaries, NXT Energy USA, Inc. which focuses on United States-based exploration, and NXT Energy Canada, Inc. which focuses on Canada-based exploration.  NXT concentrates on research and development efforts as needed to improve the capability of our SFD survey system, and oversees the operations of and provides management, financial and administrative services to our subsidiaries.

Our exploration efforts have been conducted under two broad area joint venture agreements pursuant to which we conducted SFD surveys in exploration areas selected by joint venture partners.   We then had the right to participate in the prospects on a combination working interest/overriding royalty interest basis, typically up to a 22.5% working interest and a 4% overriding royalty.  Those joint venture agreements have now expired and we have commenced direct exploration activities.

Our rights to use our SFD technology arise from an SFD technology license, which we acquired from the owner and licensor of that technology, Momentum Resources, and we received the exclusive world-wide right to use the SFD technology for hydrocarbon exploration purposes, pursuant to a Restated Technology Agreement dated August 1, 1996.  We are obligated under the terms of that license to pay Momentum Resources a data fee equal to 5% of any Prospect Revenues (as that term is defined in the license) which we may receive after December 31, 2000. As of the date of this registration statement, we have not generated any Prospect Revenues and thus have not paid any data fees to Momentum Resources.

Prior to December 31, 2001, we had not generated any operating income and were considered a development stage enterprise.  We now have a proved reserve base, and commenced production in the first quarter of 2002.

RESULTS OF CONSOLIDATED OPERATIONS

During 2002, the following events occurred:
•

In January, we decided to take active steps to reduce our overhead. During the next nine months, staff levels were decreased from 22 to 7 and half of the office space was subleased. Salaries for management were reduced by 50%. During this period three of the senior officers left the company.

•	In March, our Canadian property at Beiseker, Alberta, came on production from three wells and our share of production was approximately 200 thousand cubic feet of natural gas per day.
•	In late April, our U.S. production commenced from the Beta Race 22-6 well in North Dakota and our share of production was approximately 500 thousand cubic feet of natural gas per day.
•	In May, we sold our Piaggio aircraft and the associated debt was fully paid off.
•	In July, we sold our Beiseker property.
•	In August, we purchased our Adsett lands in B.C.
•	In September, drilling commenced on our Antelope Tail prospect in Wyoming.
•	In November, our Antelope Tail well was plugged and abandoned.
•	In December, our 50% partner drilled the Fincastle prospect on a farm-in basis. The well tested gas but subsequently watered-out and has been abandoned.
•	In late December, our Commander aircraft was sold and the hangar lease was terminated.

Operating Revenues

We commenced production in late March from the Beiseker property in Alberta, Canada. Our share of production from the three wells was approximately 200 thousand cubic feet per day and it generated $75,628 in revenue for the period from commencement of production until the property was sold on July 1, 2002 for a gain of $42,046.

Our U.S. production commenced in late April and our share of on-going production was approximately 500 thousand cubic feet per day and it generated revenue of $453,947.

We had no oil and natural gas working interest or royalty revenues for our years ended December 31, 2001 and December 31, 2000.

Operating Loss from continuing Operations - 2002 compared to 2001

The operating loss was $2,020,816 for 2002, compared to a loss of $3,246,772 for 2001, representing a $1,225,956 (38%) overall decrease. This was primarily attributable to the following:

•	a decrease of $704,657 (77%) in depletion and impairment of oil and natural gas properties to $210,871 from $915,528 in 2001; and

•

a decrease of $265,560 (63%) in research and development to $152,862 in 2002 from $418,422 in 2001. This reduction was due to less resources being applied to research and more to application of the technology as well as reduced staff levels in this area;

Operating Loss from Continuing Operation- 2001 compared to 2000

We incurred an operating loss of $3,246,772 for 2001, as compared to $2,285,023 for 2000, representing a $961,749 (42%) overall increase. The increase in our operating loss for 2001 over 2000 was attributable to the following:

•

a $821,903 (878%) increase in impairment in our oil and natural gas properties from $93,625 to $915,528 for 2001 related to our write-down of the cost of drilling and completing  wells as non-commercial, the write-down of acquired Canadian leases to fair market value, and a ceiling test write-down of Canadian cost center oil and natural gas property costs;

•

a $45,861 (124%) increase in survey operations and data analysis expense from $36,840 to $82,701 in 2001 over 2000 was primarily attributed to fewer survey flights being carried out and a greater portion of our surveys being carried out for our own account than for our joint venture partners;

•	a $11,413(16%) decrease in survey support expense from $69,243 to $57,830 for 2001 over 2000 was primarily attributable to decreased activity;
•

a $45,173(12%) increase in research and development expense from $373,249 to $418,422 for 2001 was principally attributable to salaries associated with additional research and development staffing as we focused increased efforts to improve the operation and capability of our SFD survey system during these periods; and

•	a $66,526( 5%) increase in administrative expense from $1,368,841 to $1,435,367;

Loss from Discontinued Operations - 2002 compared to 2001

There was an increase in the loss from discontinued operations of $2,500,944 (205%) from $1,221,269 in 2001 to $3,722,213 in 2002. This was due to property impairments related to the Poblano propects.

Loss from Discontinued Operations - 2001 compared to 2000

There was an increase in the loss from discontinued operations of $482,745 (65%) from $738,524 in 2000 to $1,221,269 in 2001. This was primarily due to property impairments.

Other Income And Expense - 2002 compared to 2001

•	Interest income was down by $53,614 (67%) to $26,499 in 2002 from $80,113 in 2001 and this was caused by reduced cash balances in 2002.
•	Other income of $40,410 in 2002, compared to a loss of $662 in 2001, is attributable to the gain made on the sale of the Beiseker property.

Other Income And Expense - 2001 compared to 2000
•

We earned $80,113 in interest income for 2001, as compared to $348,213 for 2000.  The decrease in interest income for 2001 was attributable to lower cash balances in our accounts as a result of our application of available cash for operational and capital requirements.

Recent Accounting Pronouncements

In August 2001, the US Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  We were required to adopt the provisions of SFAS No. 143 on January 1, 2003.  We have sold our U.S. properties, along with the associated abandonment liabilities, and we have no retirement liabilities associated with the Canadian properties.  Therefore, this SFAS has no impact on us at this time.

In January 2003, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123” (FAS 148).  FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based compensation.  The impact of this accounting standard is discussed more fully in note 11 to the consolidated financial statements.

The following standards issued by the FASB do not impact us at this time:

- Statement No. 149 - “Amendment for Statement 133 on Derivative Instruments and Hedging Activities” effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

- Statement No. 150 - “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” effective for financial instruments issued at the beginning of the first interim period beginning after June 15, 2003.

The Emerging Issues Task Force is in the process of forming a committee to evaluate certain accounting issues, including issues arising from the implementation of Statement of Financial Accounting Standards No. 141 and Statement of Financial Accounting Standards No. 142 to business combinations and the accounting for goodwill and

41

other intangibles. Although such committee has not yet been formed, and no formal agenda has been set, the issues related to the business combinations and accounting for goodwill and other intangibles may be addressed along with the related question of whether oil and gas interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. While the Company believes that its accounting for its oil and gas interests conveyed by leases is in accordance with generally accepted accounting principles, we cannot predict whether the deliberations of this committee will ultimately modify or otherwise result in new accounting standards or interpretations thereof that differ from its current practices.

42

ENERGY EXPLORATION TECHNOLOGIES

INDEX TO FINANCIAL STATEMENTS For the fiscal year ended December 31, 2003

PAGE

FINANCIAL STATEMENTS

Report of Independent Auditors (Deloitte & Touche LLP)	F-1

Report of Independent Chartered Accountants (Arthur Andersen LLP)	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Loss and Comprehensive Loss	F-4

Consolidated Statements of Shareholders' Equity	F-5

Consolidated Statements of Cash Flows	F-6

Notes to the Consolidated Financial Statements	F-7 - F-22

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Energy Exploration Technologies:

We have audited the consolidated balance sheet of Energy Exploration Technologies as at December 31, 2002 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity (deficit) for the year then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Energy Exploration Technologies as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements of Energy Exploration Technologies as at December 31, 2001 and for each of the years in the two year period ended December 31, 2001 were audited by other auditors who have ceased operations.  Those auditors expressed an opinion without reservation on those consolidated financial statements in their report dated March 22, 2002.

The accompanying consolidated financial statements, for the year ended December 31, 2002, have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might results from the outcome of this uncertainty.

As discussed above, the consolidated financial statements of Energy Exploration Technologies as at December 31, 2001 and for each of the years in the two year period ended December 31, 2001 were audited by other auditors who have ceased operations. These financial statements have been revised to give effect to the discontinued operations, as described in Note 16. Our procedures included, agreeing previously reported amounts related to the discontinued operations to the previously issued financial statements, agreeing the amounts classified as discontinued operations and related disclosures to Energy Exploration Technologies underlying records obtained from management, and testing the mathematical accuracy of the amounts related to the discontinued operations applicable to the 2001 and 2000 amounts.  In our opinion, the adjustments related to discontinued operations for 2001 and 2000 are appropriate and properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements of Energy Exploration Technologies other than with respect to such adjustments and disclosures, and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

Calgary, Canada

/s/ Deloitte & Touche LLP

December 16, 2003

Chartered Accountants

THIS REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS IS A COPY OF THE REPORT

PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED.

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of
Energy Exploration Technologies:

We have audited the consolidated balance sheets of ENERGY EXPLORATION TECHNOLOGIES as at December 31, 2001 and 2000, and the consolidated statements of loss and comprehensive loss, shareholders' equity (deficit) and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States.

/s/ Arthur Andersen LLP

Chartered Accountants

Calgary, Canada
March 22, 2002

ENERGY EXPLORATION TECHNOLOGIES CONSOLIDATED BALANCE SHEETS (expressed in U.S. dollars)

ENERGY EXPLORATION TECHNOLOGIES CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (expressed in U.S. dollars)

	Years ended December 31,
	2002	2001	2000
Revenues:
Oil and natural gas revenues [note 16]	$ 75,628	$ -	$ -
Operating expenses:
Oil and natural gas operating expenses [note 16]	1,559	-	-
Administrative [note 12]	1,442,477	1,435,367	1,368,841
Depletion and impairment of oil and natural gas properties [notes 2, 5 and 16]	210,871	915,528	93,625
Amortization and depreciation [notes 2, 6 and 16]	239,766	336,924	343,225
Research and development [note 2]	152,862	418,422	373,249
Survey support [note 2]	36,909	57,830	69,243
Survey operations and data analysis [note 2]	12,000	82,701	36,840

	2,096,444	3,246,772	2,285,023
Operating loss	(2,020,816)	(3,246,772)	(2,285,023)
Other income (expense):

Interest income	26,499	80,113	348,213
Other income (expense)	40,410	(662)	17,520
	66,909	79,451	365,733
Net loss for the period from continuing operations	(1,953,907)	(3,167,321)	(1,919,290)
Loss from discontinued operations[note 16]	(3,722,213)	(1,221,269)	(738,524)
Net loss for the period	(5,676,120)	(4,388,590)	(2,657,814)

Other comprehensive income (loss):
Foreign currency translation adjustment	39,211	(158,952)	(34,625)
Comprehensive loss for the period	$ (5,636,909)	$ (4,547,542)	$ (2,692,439)
Basic and diluted loss per share from continuing operations	$ (0.11)	$ (0.22)	$ (0.15)
Basic and diluted loss per share from discontinued operations	$ (0.22)	$ (0.09)	$ (0.05)
Basic and diluted loss per share [note 2]	$ (0.33)	$ (0.31)	$ (0.20)
Weighted average shares outstanding	16,971,153	14,222,820	12,987,297

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss

ENERGY EXPLORATION TECHNOLOGIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) (expressed in U.S. dollars)

ENERGY EXPLORATION TECHNOLOGIES CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in U.S. dollars)

	Years ended December 31,
	2002	2001	2000
Operating activities:
Net loss for the period	$ (1,953,907)	$ (3,167,321)	$ (1,919,290)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation of other property and equipment	239,766		336,924
Depletion and impairment of oil and natural gas properties	210,871	915,528	246,929
Loss (gain) on sale of other property and equipment	(42,046)	1,184	(11,059)
Changes in non-cash working capital:
Accounts receivable	(124,436)	542,018	(644,025)
Due from officers and employees	(4,912)	8	3,119
Prepaid expenses and other	70,471	(75,299)	16,856
Trade payables	(377,024)	(275,166)	688,029
Wages and employee benefits payable	(59,697)	(44,087)	(23,163)
Other accrued liabilities	(58,896)	48,256	30,846
Consulting costs settled by issuance of common stock and options	34,216		75,769
Net cash used in operating activities	(2,065,594)	(1,642,186)	(1,268,533)
Financing activities:

Funds raised through the sale of common stock, net of costs		4,359,252	-
Funds raised through the exercise of options	-	-	649,840
Funds raised through the exercise of warrants	-	-	1,500,000
Net cash generated by financing activities	-	4,359,252	2,149,840
Investing activities:
Funds invested in other property and equipment	-	-	(378,941)
Proceeds on sale of other property and equipment	3,900	49,149	11,996
Funds invested in oil and natural gas properties	(463,107)	(1,015,608)	(1,120,066)
Proceeds on sale of oil and natural gas properties	199,326	69,096	-
Funds repaid (interest accrued) on loan to former employee	(2,115)	2,789	(336)
Changes in non-cash working capital:
Accrued oil and natural gas property costs and trade payables	(110,829)	43,254	(314,811)
Net cash used in investing activities	(372,825)	(851,320)	(1,802,158)
Net cash used by discontinued operations	(10,330)	(2,991,465)	(3,833,968)
Effect of net other comprehensive income (loss)	39,211	(158,952)	(34,625)
Net cash outflow	(2,409,538)	(1,284,671)	(4,789,444)
Cash and cash equivalents position, beginning of period	2,994,608	4,279,279	9,068,723
Cash and cash equivalents position, end of period	$ 585,070	$ 2,994,608	$ 4,279,279

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements of cash flows

1. Organization And Ability To Continue Operations

Energy Exploration Technologies ("we", "our company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994.  We are a technology-based reconnaissance exploration company which utilizes our proprietary stress field detection (SFD) remote-sensing airborne survey technology to quickly and inexpensively identify and high-grade oil and natural gas prospects.  We conduct our reconnaissance exploration activities, as well as land acquisition, drilling, completion and production activities through our wholly-owned subsidiaries-NXT Energy USA Inc. ("NXT Energy USA") and NXT Energy Canada Inc. ("NXT Energy Canada"), in the United States and Canada, respectively. NXT Aero USA Inc. ("NXT Aero USA") and NXT Aero Canada Inc. ("NXT Aero Canada") are the two subsidiaries through which we conduct the aerial surveys.

For the year ended December 31, 2002, we incurred a loss of $5,676,120 and our ability to continue as a going concern will be dependent upon successfully identifying hydrocarbon bearing prospects, and financing, developing, extracting and marketing oil and natural gas from these prospects for a profit. We anticipate that we will continue to incur further operating losses until such time as we receive additional revenues from increased production with respect to currently held prospects or through prospects we identify and exploit for our own account.

We have taken steps to significantly cut-back our administration, exploration and research and development costs from approximately $250,000 per month to approximately $80,000 per month through a number of cost-saving measures.  We have reduced staffing by more than half.  We have reduced our office space and, having sold the aircraft, we have terminated the hangar lease. As well, plans are in place to sell certain properties. We believe these actions will enable us to maintain a minimal level of operations over the 2003 fiscal year.

We can give no assurance that any or all pending projects will generate sufficient revenues to cover our operating or other costs.  Should this be the case, we would be forced, unless we can raise sufficient additional working capital, to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

These consolidated financial statements are prepared using generally accepted accounting principles that are applicable to a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

We have prepared these consolidated financial statements for our years ended December 31, 2002, 2001 and 2000 and as at December 31, 2002 and 2001 in accordance with accounting principles generally accepted in the United States for annual financial reporting.

Consolidation

We have consolidated the accounts of our wholly-owned subsidiaries with those of NXT in the course of preparing these consolidated financial statements.  All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated as a consequence of the consolidation process, and are therefore not reflected in these consolidated financial statements.

Estimates And Assumptions

The preparation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amount of revenues and expenses during the reporting periods.  Actual results may differ from those estimates.

Cash And Cash Equivalents

For purposes of preparing the consolidated balance sheets and statements of cash flows contained in these consolidated financial statements, we consider all investments with original maturities of ninety days or less to constitute "cash and cash equivalents".

Debt Issuance Costs

We amortize debt issuance costs on a straight-line basis over the life of the related debt.

Fair Value Of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, trade payables, wages and employee benefits payable, accrued liabilities and long-term debt.  The book value of these financial instruments, other than long-term debt, approximates their fair values due to their short-term to maturity and similarity to current market rates.  It is the opinion of our management that we are not exposed to significant interest, currency or credit risks arising from these financial instruments.

Aircraft And Flight Equipment Held For Sale

Both aircraft were sold in 2002. We carry our flight equipment held for sale at the lower of the carrying amount or the fair value less cost to sell. These assets are not depreciated as long as they are held for sale.

Oil And Natural Gas Properties

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves.  These capitalized costs include:

•	land acquisition costs;
•	geological and geophysical costs;
•	costs of drilling both productive and non-productive wells;
•	cost of production equipment and related facilities; and
•	various costs associated with evaluating petroleum and natural gas properties for potential acquisition.

We only capitalize overhead that is directly identified with acquisition, exploration or development activities. All costs related to production, general corporate overhead and similar activities are expensed as incurred.

Under the full cost method of accounting, capitalized costs are accumulated into cost centers on a country-by-country basis.  These costs, plus a provision for future development costs (including estimated dismantlement, restoration and abandonment costs) of proved undeveloped reserves, are then depleted and depreciated using the unit-of-production method, based on estimated proved oil and gas reserves as determined by independent engineers where significant.  For purposes of the depletion and depreciation calculation, proved oil and gas reserves are converted to a common unit of measure on the basis of their approximate relative energy content. NXT was a development stage enterprise until 2002 and any net revenues received prior to achieving commercial production were accounted for as an adjustment to capitalized costs. NXT achieved commercial operations at the beginning of the second quarter of 2002.

In applying the full cost method of accounting, capital costs in each cost center less accumulated depletion and depreciation and related deferred income taxes are restricted from exceeding an amount equal to the sum of the present value of their related estimated future net revenues discounted at 10% less estimated future expenditures, and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of related tax effects.  Should this comparison indicate an excess carrying value, a write-down would be recorded.

The carrying values of unproved oil and natural gas properties, which are excluded from the depletion calculation, are assessed on a quarterly basis to ascertain whether any impairment in value has occurred.  This assessment typically includes a determination of the anticipated future net cash flows based upon reserve potential and independent appraisal where warranted.  Impairment is recorded if this assessment indicates the future potential net cash flows are less than the capitalized costs.

All recoveries of costs through the sale or other disposition of oil and gas properties and equipment are accounted for as adjustments to capitalized costs, with no gain or loss recorded, unless the sale or disposition involves a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved property, in which case the gain or loss is computed and recognized.

We conduct oil and natural gas exploration, drilling, development and production activities through joint venture partners.  These consolidated financial statements reflect only our proportionate interest in these activities.

Other Property And Equipment

We carry our other capitalized property and equipment at cost, and depreciate or amortize them over their estimated service lives using the declining balance method as follows:

Aircraft	5%
Computer and SFD system equipment	30%
Computer and SFD system software	100%
Equipment	20%
Furniture and fixtures	20%
Flight equipment	10%
Leasehold improvements	20%
Tools	20%
Vehicle	30%

When we retire or otherwise dispose of our other capitalized property and equipment, we remove their cost and related accumulated depreciation or amortization from our accounts, and record any resulting gain or loss in the results of operations for the period.  Our management periodically reviews the carrying value of our property and equipment to ensure that any permanent impairment in value is recognized and reflected in our results of operations.

Revenue Recognition

Revenue associated with sales of crude oil and natural gas is recorded when title passes to the customer.

Research And Development Expenditures

We expense all research and development expenditures we incur to develop, improve and test our SFD survey system and related components, including allocable salaries.

Survey Support Expenditures

We expense all survey support expenditures we incur, after netting costs, which are reimbursable by our joint venture partners.  Survey support expenditures consist primarily of the cost, including allocable salaries, to:

•	conduct field evaluations designed by our joint venture partners to evaluate the SFD survey system; and
•	develop, organize, staff and train our survey and interpretation operational functions.

Survey Operations And Data Analysis Expenditures

We expense all survey operations and data analysis expenditures we incur, after netting costs which are reimbursable by our joint venture partners.  Survey operations and data analysis expenditures consist primarily of:

•	aircraft operating costs, travel expenses and allocable salaries of our personnel while on survey assignment; and
•	allocable salaries of our personnel while interpreting SFD data.

Foreign Currency Translation

Our only operations outside of the United States are in Canada.  Foreign currency translation adjustments resulting from the translation of the financial statements of our Canadian subsidiaries, whose functional currency is Canadian dollars, into U.S. dollar equivalents for purposes of consolidating our financial statements, are included in other comprehensive income (loss).  For purposes of consolidation, we use the following methodology to convert Canadian dollar denominated accounts and transactions into U.S. dollars:

•	all asset and liability accounts are translated into U.S. dollars at the rate of exchange in effect as of the end of the applicable fiscal period;
•	all shareholders' equity accounts are translated into U.S. dollars using historical exchange rates; and
•	all revenue and expense accounts are translated into U.S. dollars at the average rate of exchange for the applicable fiscal period.

We record the cumulative gain or loss arising from the conversion of the noted Canadian dollar denominated accounts and transactions into U.S. dollars as a foreign currency translation adjustment as a component of the accumulated other comprehensive loss for that period.

Basic And Diluted Loss Per Share

Our basic loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share", by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.  Our diluted loss per share is computed, also in accordance with SFAS No. 128, by including the potential dilution that could occur if holders of our dilutive securities were to exercise or convert these securities into common shares.

In calculating our basic and diluted loss per share, we take into consideration deemed distributions analogous to the declaration of a dividend attributable to the beneficial conversion features affording a discount or benefit to the holders of our securities.  See note 9.

Stock-Based Compensation For Employees And Directors

In accounting for the grant of our employee and director stock options, we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Under APB 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value and the only condition of exercise is continued employment.  See note 11.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  We are required to adopt the provisions of SFAS No. 143 on January 1, 2003.  We are currently evaluating the impact that the adoption of SFAS No. 143 will have on our consolidated financial condition and results of operations.  As we are in the process of divesting many of our properties and the associated liabilities, we expect that there may be a modest increase in our liabilities to recognize the fair value of restoration costs with respect to our oil and natural gas properties, with a commensurate increase in the capitalized cost of those assets and a resultant increase in amortization and depreciation expense associated with those increased capitalized costs.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and provides a single accounting model for long-lived assets to be disposed of.  We adopted the provisions of SFAS No. 144 on January 1, 2002.  The impact was not material to the consolidated financial statements included at the end of this annual report.

3. Note Receivable  From Former Officer

In September 1998, we loaned the sum of CDN $54,756 (US $35,760 as of that date) to one of our officers in connection with his relocation to Calgary, Alberta.  Pursuant to the terms of an underlying promissory note, the officer was required to repay the loan on a monthly basis, with a balloon payment due on October 3, 2003. The officer left our company in 2002 and will repay the outstanding balance on October 3, 2003.

4. Aircraft And Flight Equipment Held For Sale

As of December 31, 2001, management decided to place on the market our two aircraft and related flight equipment in order to decrease our operating costs.  Both aircraft were sold in 2002 for a net loss of        $ 12,357.

Summarized below are our capitalized costs for the aircraft and flight equipment held for sale as of December 31, 2002 and December 31, 2001:

	December 31,
	2002	2001
Aircraft and flight equipment held for sale	$ 108,244	$ 3,383,538
Less accumulated depreciation	-	(378,202)
Less write-down	(85,259)	(18,533)
Net aircraft and flight equipment held for sale	$ 22,985	$ 2,986,803

These assets are reported as part of assets from our United States operations as of December 31, 2002 and December 31, 2001.  See note 16.

5. Oil and Natural Gas Properties

Summarized below are the oil and natural gas property costs we capitalized for our years ended December 31, 2002 and December 31, 2001, and as of December 31, 2002 and December 31, 2001:

	Years Ended December 31		As of December 31
	2002	2001	2002	2001
Acquisition costs	$ 232,226	$ 573,479	$ 1,268,667	$ 1,036,441
Exploration costs	1,380,801	2,813,401	7,391,878	6,011,077
Development costs	27,681	55,553	83,234	55,553
	1,640,708	3,442,433	8,743,779	7,103,071
Less depletion………………………….	(140,122)	-	(140,122)	-
Less impairment	(3,495,970)	(1,616,587)	(5,612,387)	(2,116,417)
Less dispositions	(158,255)	(69,096)	(227,351)	(69,096)
Net oil and natural gas properties	$ (2,153,639)	$ 1,756,750	$ 2,763,919	$ 4,917,558

The property costs net of depletion, impairments and dispositions, by proved and unproved classification, are as follows at December 31, 2002 and for the years ended December 31 for 2002, 2001 and 2000:

	Years Ended December 31			As of December 31
	2002	2001	2000	2002
Proved property costs	$ (1,363,260)	$ 2,144,706	$ -	$ 781,446
Unproved property costs	(790,379)	(387,956)	2,385,649	1,982,473
	$ (2,153,639)	$ 1,756,750	$ 2,385,649	$ 2,763,919

We performed cost center ceiling tests of our oil and natural gas properties under the full cost method of accounting presented by the Securities and Exchange Commission for our U.S. and Canadian cost centers.  For 2002, the ceiling tests resulted in write-downs of $263,000 (2001 - $90,000).

The impairment of oil and natural gas properties also includes the write-down of the cost of drilling and completing wells which are either non-commercial or which we are unable to complete for technical reasons. While, as noted below, our management believes in the prospective commercial viability and non-impairment of the overall prospects of which each of these wells are a part and is continuing active exploration and development activities with respect to each of these prospects, we have nevertheless written-off these individual well costs as an impairment cost since this determination was made prior to the establishment of proved reserves.

At the end of each quarter, our management performs an overall assessment of each of our unproved oil and natural gas properties to determine if any of these properties had been subject to any impairment in value (see note 2).  Based upon these evaluations, our management has determined that each of our oil and natural gas properties continued to have prospective commercial viability as of these dates, including each of those properties noted above that contain wells which we have written-off.  Based upon these considerations, we have not recorded any impairment against our properties to date other than the above noted write-offs.  We are currently seeking offers for our U.S. properties and selected Canadian properties. We anticipate that these properties will be sold in 2003 and any associated gains or losses will be recorded at that time.

6. Other Property And Equipment

Summarized below are our capitalized costs for other property and equipment as of December 31, 2002 and December 31, 2001:

	December, 31
	2002	2001
Computer and SFD equipment	$ 268,254	$ 272,918
Computer and SFD software	118,470	117,493
Equipment	80,912	80,835
Furniture and fixtures	165,984	180,095
Leasehold improvements	195,983	194,113
SFD survey system (including software)	115,471	115,336
Tools	1,559	1,544
Vehicle	18,828	18,828
	965,461	981,162
Less accumulated depreciation, amortization and impairment	(759,315)	(519,549)
Net other property and equipment	$ 206,146	$ 461,613

7. Long-Term Debt

At December 31, 2001, we owed $1,535,136 on an asset-based loan collateralized by our Piaggio P180 Avanti aircraft.  The principal and interest on this loan, which accrued at the rate of 9.65% per annum, was repayable in equal installments of $18,037 each with the last payment due on December 1, 2013. The loan contained no restrictive or financial ratio covenants.  We also paid $24,706 in fees with respect to this loan that we recorded as debt issuance costs.

On May 1, 2002, we completed the sale of our Piaggio Avanti P180 aircraft to a third party and used the proceeds to settle the principal and interest due on this loan in full.  See note 4.  We also expensed the remaining unamortized debt issuance costs of $22,805.  For 2002, we paid $61,264 (2001 -$151,581) of interest on this long-term debt.

8. Common Stock

On September 18, 2001, we raised $4,374,237 in gross proceeds through a private placement of 3,803,684 common shares at $1.15 per share.  Net proceeds to our company from this offering were $4,359,252 after deducting $14,985 in offering expenses.  An additional 54,553 shares of common stock were issued as finders' fees in connection with the private placement.

9. Preferred Stock And Warrants

The series 'A' preferred shares are not entitled to payment of any dividends, although they are entitled under certain circumstances to participate in dividends on the same basis as if converted into common shares.  Each series 'A' preferred share carries a $7.50 liquidation preference should our company wind-up and dissolve.  Each series 'A' preferred share is convertible by either the holder or NXT into common shares based upon a $7.50 per share conversion price, subject to adjustment should NXT sell common shares or common share purchase options or warrants at prices less than $7.50 per share in specified circumstances.  As a consequence of the 2001 private placement of common shares at $1.15 per share and the issuance of certain options, the current conversion price for the series 'A' preferred shares as of the date of this report has been adjusted to $2.53 which would result in each series 'A' preferred shareholder receiving approximately 2.96 common shares for each series 'A' preferred share he may convert should he exercise this right, or an aggregate of 2,368,762 common shares.

10. Performance Warrants

On August 1, 1996, we granted a performance-based contractual right to acquire NXT warrants to the licensor of our SFD technology, Momentum Resources Corporation ("Momentum Resources"), in connection with the amendment of our exclusive SFD technology license with Momentum Resources to use the SFD technology for hydrocarbon exploration.  The primary purpose of the amendment was to indefinitely extend the termination date of the license.  Pursuant to this contractual right, Momentum Resources is entitled to a separate grant of warrants entitling it to purchase 16,000 common shares at the then current trading price for each month after December 31, 2000 in which production from SFD-identified prospects during that month exceeds 20,000 barrels of hydrocarbons.  Momentum Resources has not earned any warrants under the SFD technology license as of December 31, 2002.

11. Employee And Director Options

Description Of Plans

Through December 31, 2002, we have granted options to selected employees and directors of our company pursuant to the following separate arrangements or plans (the "Plans"):

•	separate stand-alone directors' options which we granted to selected directors as compensation for serving on our board of directors;
•

the 1997 Pinnacle Oil International, Inc. Stock Plan (the "1997 Plan"), pursuant to which 1,500,000 common shares are reserved for issuance to employees, directors and consultants in the form of stock options or outright stock grants;

•

the 1999 Pinnacle Oil International, Inc. Executive Option Plan (the "1999 Plan"), pursuant to which 1,000,000 common shares are reserved for issuance to executive officers in the form of stock options; and

•

the 2000 Pinnacle Oil International, Inc. Directors' Option Plan (the "2000 Plan"), pursuant to which 400,000 common shares are reserved for issuance to selected directors in the form of stock options.

Summary Of Option Grants

We have summarized below all transactions involving option grants under the Plans for our three fiscal years ended December 31, 2002:

	2002		2001		2000
	Common Shares Under Options	Weighted Average Exercise Price	Common Shares Under Options	Weighted Average Exercise Price	Common Shares Under Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,174,900	$ 2.25	2,219,900	$ 15.46	1,715,000	$ 12.33
Granted	344,000	0.36	1,692,900	2.00	655,000	24.38
Exercised	-	-	-	-	(56,100)	(11.58)
Cancelled or lapsed	(1,017,058)	(2.10)	(1,737,900)	(18.88)	(94,000)	(22.84)
Outstanding at end of year	1,501,842	$ 2.02	2,174,900	$ 2.25	2,219,900	$ 15.46
Exercisable at end of year	1,063,842		824,067		466,900
Available for grant at end of year	438,000		299,000		299,000

We have summarized below all outstanding options under the Plans as of December 31, 2002:

			As of December 31, 2002
Stock Option Plan	Grant Date	Exercise Price	Outstanding	Vested

Independent Grants
	January 4, 2001 (1)	$2.00	30,000	30,000
	January 4, 2001 (1)	$2.00	45,000	45,000
	January 4, 2001 (1)	$2.00	45,000	45,000

1997 Employee Stock Option Plan
	January 4, 2001 (1)	$2.00	25,000	25,000
	January 4, 2001 (1)	$2.00	58,542	58,542
	January 4, 2001 (1)	$2.00	20,000	15,000
	January 4, 2001 (1)	$2.00	8,000	8,000
	January 4, 2001 (1)	$2.00	100,000	60,000
	January 4, 2001 (1)	$2.00	41,750	31,750
	January 4, 2001 (1)	$2.00	9,000	8,000
	January 4, 2001 (1)	$2.00	18,000	18,000
	January 4, 2001 (1)	$2.00	30,000	12,000
	January 4, 2001 (1)	$2.00	35,000	35,000
	January 4, 2001 (1)	$2.00	25,000	25,000
	January 4, 2001 (1)	$2.00	7,750	7,750
	December 27, 2000	$4.125	15,000	9,000
	February 1, 2001	$2.00	6,000	5,000
	July 5, 2001	$2.00	30,000	10,000
	August 13, 2002	$0.38	141,000	0
	September 20, 2002	$0.29	51,000	0

1999 Executive Stock Option Plan
	May 1, 1999	$2.00	520,800	520,800

2000 Directors Stock Option Plan
	May 15, 2000	$2.00	40,000	35,000
	April 17, 2000	$2.00	70,000	60,000
	August 13, 2002	$0.38	120,000	0
	September 20, 2002	$0.29	10,000	0
			1,501,842	1,063,842

(1)

Effective January 4, 2001, the recipients elected to cancel these original grants and to receive new options generally having the same terms as the original grant, except that the exercise price for the new options would be fixed at the closing price for NXT common shares as of July 5, 2001, subsequently determined to be $2.00.

The employee options outstanding as of December 31, 2002 vest over three to five years from the grant date, depending upon the recipient, based upon the continued provision of services as an employee.  The director options granted before January 1, 2000 that are outstanding as of December 31, 2002 vest one-third on date of grant, and an additional one-third each on the first anniversary and second anniversary of the grant date, respectively, based upon the continued provision of services as a director.  The director options granted after January 1, 2000 that are outstanding as of December 31, 2002 vest one-third each on the first through third anniversaries of the grant date, respectively, based upon the continued provision of services as a director.  Both the employee and director options generally lapse, if unexercised, five years from the date of vesting.

On January 3, 2001, NXT's board of directors ratified the cancellation of all outstanding options held by our employees in Canada and directors employed or engaged as of that date subject to the approval by those persons, and the grant of new options to those persons on the same terms (including number of shares, vesting, term and lapse) as the cancelled grant, except that (1) the exercise price for the new options would equal the closing price for common shares as of the close of business on July 5, 2001, and (2) the term of the new options would be extended to July 5, 2003 with respect to any options which would otherwise lapse, if unexercised, on or prior to that date.  Our employees and directors who accepted the offer acknowledged that they could not exercise their new options until they were priced.

Compensation Expense Associated With Grant Of Options

Pursuant to APB 25, we have not recorded any compensation expense relating to the grant of options for any period in these consolidated financial statements insofar as the exercise price for all options we have granted to date to our employees and directors have equaled the market price of the underlying common shares on the effective date of grant.  See note 2.

Had we elected to follow the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", we would have recorded additional compensation expense of approximately $738,176, $686,211 and $4,730,890 for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.  These amounts are determined using an option-pricing model with the following assumptions:

•	no dividends are paid;
•	an average vesting period of four and one-half years;
•	an annualized volatility of our common share price of 57%; and
•	an annualized risk free interest rate of 4.00%.

Summarized below is pro forma financial information for the three twelve-month periods ended December 31, 2002 which presents the net loss for the period and loss per common share for the period calculated in accordance with SFAS No. 123:

December 31	2002	2001	2000
Net loss for the period as reported	$ (5,676,120)	$ (4,388,590)	$ (2,657,814)
Compensation expense computed under SFAS No. 123	(738,176)	(686,211)	(4,730,890)
Pro forma net loss for the period	$ (6,414,296)	$ (5,074,801)	$ (7,388,704)
Pro forma basic and diluted loss per common share	$ (0.37)	$ (0.36)	$ (0.57)

12. Investor Relations Options

On May 15, 2001, as additional compensation to our investor relations consultant pursuant to an investor and public relations services agreement, we granted that consultant options to purchase 155,000 common shares at $2.50 per share.  The underlying agreement provided that 50,000 options would vest immediately, and an additional 35,000 options would vest upon each of the first, second and third anniversary dates of the agreement, respectively, even if the agreement was not subsequently renewed by those dates so long as NXT has not terminated this agreement for "good cause" as defined in the agreement.  These options lapse, to the extent vested and unexercised, five years after the date of vesting.  Pursuant to SFAS No. 123, for our twelve-month period ended December 31, 2002, we recorded compensation expense, as part of administrative expenses, determined in accordance with the Black-Scholes option pricing model in the amount of $34,216 in connection with the grant and vesting of these options.

13. Income Taxes

Net Operating Losses Carried Forward

As of December 31, 2002, the following net operating losses are available to reduce our taxable income in future years:

Country	Amount	Expiration Dates
United States	$ 9,449,886	2010-2022
Canada	$ 3,233,103	2004-2009

Deferred Income Tax Assets and Liabilities

As of December 31, 2002, our accounts contained the following deferred income tax assets and liabilities:

United States	Amount	Statutory Tax Rate	Tax Benefit
Tax benefit of loss carry forwards	$ 9,449,886	34%	$ 3,212,961
Tax asset related to depreciation	127,041	34%	43,194
Valuation reserve			(3,256,155)
			$ --

Canada	Amount	Statutory Tax Rate	Tax Benefit
Tax benefit of loss carry forwards	$ 3,233,103	39.25%	$ 1,268,831
Tax asset related to depreciation	2,656,551	39.25%	1,042,563
Valuation reserve			(2,311,394)
			$ --

As of December 31, 2001, our accounts contained the following deferred income tax assets and liabilities:

United States	Amount	Statutory Tax Rate	Tax Benefit
Tax benefit of loss carry forwards	$ 5,683,434	34%	$ 1, 932,367
Tax liability related to depreciation	(435,142)	34%	(147,948)
Valuation reserve			(1,784,419)
			$ --

Canada	Amount	Statutory Tax Rate	Tax Benefit
Tax benefit of loss carry forwards	$ 2,613,767	42.11%	$ 1,100,657
Tax asset related to depreciation	2,267,588	42.11%	954,881
Valuation reserve			(2,055,538)
			$ --

We have not provided for any amount of current or deferred U.S. federal, state or foreign income taxes for the current period or any prior period presented.  We have provided a full valuation allowance on the deferred tax asset and liability, consisting primarily of net operating loss carry forwards, because of uncertainty regarding its realization.  The increase in the valuation allowance on the deferred tax asset and liability during the year ended December 31, 2002 was $1,727,592 as compared to $1,321,780 for the year ended December 31, 2001.

14. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the twelve-month periods ended December 31, 2002, 2001 and 2000:

December 31	2002	2001	2000
Collective legal fees expensed to law firms in fiscal 2002, 2001 and 2000 with partners who were also directors of NXT or NXT Energy Canada	$ 72,440	$ 61,411	$ 21,914
Collective wages, fees and benefits paid to executive officers of NXT in fiscal 2002, 2001 and 2000, who were also directors of NXT	$ 234,958	$ 487,607	$ 494,707
Accounts receivable due from executive officers	$ 5,004	$ 790	$ 4,410

Our rights to use our SFD technology arises from an SFD technology license which we acquired from the owner and licensor of that technology, Momentum Resources, pursuant to which we received the exclusive world-wide right to use, possess and control our SFD technology for hydrocarbon exploration purposes.  Momentum Resources is controlled and indirectly owned by two of our significant stockholders, one of whom is a director and an executive officer of NXT as of December 31, 2002.  We are obligated under the terms of the SFD technology license to pay Momentum Resources an SFD Royalty equal to 5% of any Net SFD Profits (as those terms are defined in the license) which we may receive.  No SFD Royalty was earned or payable as of December 31, 2002.

15. Commitments and Contingencies

As of December 31, 2002, we had a joint venture agreement with an oil and natural gas exploration company. We were required under this joint venture agreement to conduct SFD surveys to identify oil and natural gas prospective prospects on selected exploration areas, and our joint venture partners were required to drill each SFD-identified prospect they accept under their respective agreement.  This agreement expired in February 2003.

The lease for the principal offices expired on January 31, 2003.  A new sub-lease from another tenant has been negotiated with a term of eighteen months ending July 31, 2004.  The space is approximately 5,500 square feet and the monthly cost is about $10,000 CDN.

On November 27, 2002, we were served a Statement of Claim which had been filed on November 25, 2002, in the Court of Queen's Bench of Alberta, Judicial District of Calgary (Action No. 0201-19820), naming Energy Exploration Technologies, Inc. and George Liszicasz as defendants.  Mr. Dirk Stinson, the plaintiff, alleges that NXT failed to pay him compensation under a consulting agreement and further alleges that NXT, without lawful justification, obstructed Mr. Stinson from trading his shares of NXT. Mr. Stinson is seeking, among other things, damages in the amount of $1,614,750 and an injunction directing NXT to instruct our transfer agent to immediately remove the legend from Mr. Stinson's shares. Having consulted legal counsel, we consider the lawsuit to be without merit.

16.  Discontinued Operations

In January 2003, we adopted a formal plan to divest our U.S. oil and gas properties. On May 9, 2003 we closed a sale transaction with our U.S. joint venture partner to sell the properties for total consideration of $1,450,000 with proceeds of $720,000 in cash and the redemption of all the outstanding preferred shares.  The effective date of the transaction was March 1, 2003.  For reporting purposes, the results of operations and the financial position of the properties have been presented as discontinued operations.  Accordingly, prior period financial statements have been reclassified to reflect this change.

17. Segment Information

We operate in only one business segment, oil and natural gas exploration, insofar as we develop oil and natural gas exploration prospects identified using our proprietary SFD airborne survey technology.

Summarized below with respect to our twelve-month periods ended December 31, 2002, December 31, 2001 and December 31, 2000, is geographic information relating to:

•	revenues we have received during the period from our external customers, allocated amongst the geographic areas in which the revenue was generated;
•	revenues we have received during the period from sources other than our external customers, allocated amongst the geographic areas in which the revenue was generated; and
•	our net loss for the period, allocated amongst the geographic areas in which the revenue and associated expenses were generated.

Years Ended	United States	Canada	Total
December 31, 2002:
Revenues from external customers	$ 453,947	$ 75,628	$ 529,575
Revenues from other sources	2,503	45,694	48,197
Net loss	$ (4,672,818)	$ (1,003,302)	$ (5,676,120)
December 31, 2001:
Revenues from external customers	$ -	$ -	$ -
Revenues from other sources	106,193	4,907	111,100
Net loss	(2,884,620)	(1,503,970)	(4,388,590)
December 31, 2000:
Revenues from external customers	$ -	$ -	$ -
Revenues from other sources	364,645	10,360	375,005
Net loss	(1,673,822)	(983,992)	(2,657,814)

Summarized below is geographic information relating to our assets as of December 31, 2002 and 2001 and 2000, allocated amongst the geographic areas in which the assets were physically located or principally connected:

Assets as of:	United States	Canada	Total
December 31, 2002	$ 1,682,768	$ 2,336,057	$ 4,018,825
December 31, 2001	$ 9,672,447	$ 2,090,653	$ 11,763,100

In preparing the above tables, we have eliminated all inter-segment revenues, expenses and assets.

18. Supplemental Information On Oil and Natural Gas Producing Activities (Unaudited)

In accordance with SFAS No. 69,"Disclosures About Oil and Gas Producing Activities", this section provides supplemental information on our oil and natural gas exploration and production activities.  Tables I and II provide historical cost information pertaining to costs incurred in acquisitions, exploration, development and capitalized costs.  Tables III through IV present information on our estimated proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves.

Table I
Total Costs Incurred In Oil And Natural Gas Acquisition, Exploration And Development Activities

Years Ended	United States	Canada	Total
December 31, 2002:
Acquisition costs	$ 8,260	$ 223,966	$ 232,226
Exploration costs	1,169,339	211,462	1,380,801
Development costs	-	27,681	27,681
	$ 1,177,599	$ 463,109	$ 1,640,708
December 31, 2001:
Acquisition costs	$ 486,573	$ 86,906	$ 573,479
Exploration costs	1,940,284	873,117	2,813,401
Development costs	-	55,553	55,553
	$ 2,426,857	$ 1,015,576	$ 3,442,433
December 31, 2000:
Acquisition costs	$ 13,144	$ 45,233	$ 58,377
Exploration costs	1,474,762	1,352,338	2,827,100
	$ 1,487,906	$ 1,397,571	$ 2,885,477

Table II
Capitalized Costs Related To Oil And Natural Gas Producing Activities

	United States	Canada	Total
As At December 31, 2002:
Proved property costs	$ 1,977,950	$ 524,197	$ 2,502,147
Less dispositions	-	(227,351)	(227,351)
Less impairment	(1,262,360)	(90,868)	(1,353,228)
Less depletion	(121,290)	(18,832)	(140,122)
Net proved property costs	594,300	187,146	781,446
Unproved property costs	3,673,292	2,568,340	6,241,632
Less impairment	(2,994,094)	(1,265,065)	(4,259,159)
Net unproved property costs	679,198	1,303,275	1,982,473
	$ 1,273,498	$ 1,490,421	$ 2,763,919

As At December 31, 2001:
Proved property costs	$ 1,775,899	$ 458,807	$ 2,234,706
Less impairment	-	(90,000)	(90,000)
Net proved property costs	1,775,899	368,807	2,144,706
Unproved property costs	2,700,246	2,099,023	4,799,269
Less impairment	(955,023)	(1,071,394)	(2,026,417)
Net unproved property costs	1,745,223	1,027,629	2,772,852
	$ 3,521,122	$ 1,396,436	$ 4,917,558
As At December 31, 2000:
Proved property costs	$ -	$ -	$ -
Unproved property costs	2,049,318	1,611,320	3,660,638
Less impairment	(253,964)	(245,866)	(499,830)
	$ 1,795,354	$ 1,365,454	$ 3,160,808

Table III
Quantities Of Oil And Natural Gas Reserves

Proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions.  Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods.

The SEC requires the reserve presentation to be calculated using year-end prices and costs and assuming a continuation of existing economic conditions.  Proved reserves cannot be measured exactly, and the estimation of reserves involves judgmental determinations.  Reserve estimates must be reviewed and adjusted periodically to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes.  The estimates are based on current technology and economic conditions, and we consider such estimates to be reasonable and consistent with current knowledge of the characteristics and extent of production.  The estimates include only those amounts considered to be proved reserves and do not include additional amounts which may result from new discoveries in the future, or from application of secondary and tertiary recovery processes where facilities are not in place or for which transportation and/or marketing contracts are not in place.

Proved developed reserves are reserves which can be expected to be recovered through existing wells with existing equipment and existing operating methods.  This classification includes: (1) proved developed producing reserves which are reserves expected to be recovered through existing completion intervals now open for production in existing wells; and (2) proved developed non-producing reserves which are reserves that exist behind the casing of existing wells which are expected to be produced in the predictable future, where the cost of making such oil and natural gas available for production should be relatively small compared to the cost of a new well.

Any reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing primary recovery methods are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves are proved reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Estimates of recoverable reserves for proved undeveloped reserves may be subject to substantial variation and actual recoveries may vary materially from estimates.

Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  No estimates for proved undeveloped reserves are attributable to or included in this table for any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless proved effective by actual tests in the area and in the same reservoir.

Dobson Resource Management Ltd., independent petroleum engineers, prepared the evaluation of the oil and natural gas reserves as of December 31, 2002.

Year ended December 31, 2002:	United States	Canada	Total
Proved Reserves - Natural Gas And Condensate (BOE)
Proved reserves, beginning of year	387,800	86,600	474,400
Adjustments	(149,466)	-	(149,466)
Production	(24,234)	(3,541)	(27,775)
Property dispositions	-	(63,259)	(63,259)
Proved reserves, end of year	214,100	19,800	233,900

Table IV
Standardized Measure Of Discounted Future Net Cash Flows Related To Proved
Oil And Natural Gas Reserve Quantities

The standardized measure of discounted future net cash flows is presented in accordance with the provisions of SFAS No. 69.  In preparing this data, assumptions and estimates have been used, and we caution against viewing this information as a forecast of future economic conditions.

Future cash inflows were estimated by applying year-end prices to the estimated future production of year-end proved reserves.  Future cash inflows were reduced by estimated future production and development costs to determine pre-tax cash inflows.  Future income taxes were estimated by applying the year-end statutory tax rates to the future pre-tax cash inflows, less the tax basis of the properties involved, and tax credits and allowances.  The resultant future net cash inflows are discounted using a ten percent discount rate.

Year Ended December 31, 2002:	United States	Canada	Total
Future cash inflows	$ 4,770,000	$ 448,000	$ 5,218,000,000
Future production costs	(1,135,000)	(19,000)	(1,154,000)
Future development costs	(113,000)	(34,000)	(147,000)
Future net revenue before income taxes	3,522,000	395,000	3,917,000
10% annual discount for estimated timing of cash flows	(1,443,000)	(146,000)	(1,589,000)
Discounted future net cash flows before income taxes	2,079,000	249,000	2,328,000
Future income taxes, discounted at 10% per annum	-	-	-
Standardized measure of discounted future net cash flows	$ 2,079,000	$ 249,000	$ 2,328,000

Year Ended December 31, 2001:	United States	Canada	Total
Future cash inflows	$ 4,891,000	$ 967,000	$ 5,858,000
Future production costs	(1,397,000)	(276,000)	(1,673,000)
Future development costs	(451,000)	(64,000)	(515,000)
Future net revenue before income taxes	3,043,000	627,000	3,670,000
10% annual discount for estimated timing of cash flows	(1,034,000)	(258,000)	(1,292,000)
Discounted future net cash flows before income taxes	2,009,000	369,000	2,378,000
Future income taxes, discounted at 10% per annum	-	-	-
Standardized measure of discounted future net cash flows	$ 2,009,000	$ 369,000	$ 2,378,000

18. Supplemental Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows:

Interim Quarter Ended	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002
Revenue	$ 185,171	$ 151,973	$ 181,713	$ 10,718
Net loss from continuing operations	$ (3,653,663)	$ (439,206)	$ (790,035)	$ (793,216)
Net loss calculated after comprehensive loss	$ (3,633,036)	$ (532,348)	$ (679,820)	$ (791,705)
Basic and diluted loss per share, calculated for both net loss from continuing operations and net loss after comprehensive loss	$ (0.21)	$ (0.03)	$ (0.05)	$ (0.05)

Interim Quarter Ended	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
Net loss from continuing operations	$ (2,177,446)	$ (869,287)	$ (716,900)	$ (624,957)
Net loss (calculated after comprehensive loss)	$ (2,204,689)	$ (985,545)	$ (599,851)	$ (757,457)
Basic and diluted loss per share, calculated for both net loss from continuing operations and net loss (after comprehensive loss)	$ (0.13)	$ (0.06)	$ (0.05)	$ (0.05)

Interim Quarter Ended	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
Net loss from continuing operations	$ (604,823)	$ (990,184)	$ (571,909)	$ (490,898)
Net loss (calculated after comprehensive loss)	$ (589,384)	$ (1,025,491)	$ (577,964)	$ (499,600)
Basic and diluted loss per share, calculated for both net loss from continuing operations and net loss (after comprehensive loss)	$ (0.04)	$ (0.08)	$ (0.04)	$ (0.04)

ENERGY EXPLORATION TECHNOLOGIES

INDEX TO UNAUDITED FINANCIAL STATEMENTS

For the quarterly period ended September 30, 2003

PAGE

FINANCIAL STATEMENTS

Consolidated Balance Sheets

F-24

Consolidated Statements of Loss and Comprehensive Loss

F-25

Consolidated Statements of Shareholders' Equity

F-26

Consolidated Statements of Cash Flows

F-27

Notes to the Consolidated Financial Statements

F-28

ENERGY EXPLORATION TECHNOLOGIES CONSOLIDATED BALANCE SHEETS (expressed in U.S. dollars)

	September 30, 2003	December 31, 2002
ASSETS	(unaudited)

Current assets:
Cash and cash equivalents	$ 1,009,289	$ 585,070
Accounts receivable	145,231	328,174
Due from officers and employees	2,006	5,004
Prepaid expenses and other	63,767	73,315
Note receivable from officer [note 4]	41,644	34,212
	1,261,937	1,025,775

Aircraft and flight equipment held for sale [notes and ]	-	22,985
Oil and natural gas properties, on the basis of full cost accounting,
net of depletion and impairments [notes and ]	1,957,795	2,763,919
Other property and equipment, net of accumulated depreciation,
amortization and impairment [notes and ]	208,545	206,146
	$ 3,428,277	$ 4,018,825
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$ 164,963	$ 68,555
Wages and employee benefits payable	10,587	5,738
Other accrued liabilities	26,774	74,740
	202,324	149,033

Contingencies, continuing operations and commitments [notes 1 and 12]	-	-
Shareholders' equity:
Series 'A' convertible preferred stock; par value $0.001 per share:
liquidation preference $7.50 per share
800,000 shares authorized
Nil shares issued as of September 30, 2003 and
800,000 shares issued as of December 31, 2002 [note 9]	-	800
Common stock, par value $0.001 per share:
50,000,000 shares authorized; 18,846,153 shares issued as of
September 30, 2003 and 16,971,153 shares issued as of December 31, 2002	18,846	16,971
Additional paid-in capital	24,193,543	24,077,655
Accumulated deficit	(21,112,785)	(20,041,865)
Accumulated other comprehensive income (loss)	126,349	(183,769)
	3,225,953	3,869,792
	$ 3,428,277	$ 4,018,825

ENERGY EXPLORATION TECHNOLOGIES CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (unaudited) (expressed in U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(unaudited)
Revenues:
Oil and natural gas revenue	$ -	$ 6,500	$ -	$ 75,439
Operating expenses:
Oil and natural gas operating expenses	-	-	-	8,533
Administrative [note 13]	451,226	348,722	1,074,911	1,139,624
Depletion and impairment of oil and natural gas properties [notes 2 and 6]	-	(880)	59,973	201,714
Amortization and depreciation [notes 2 and 7]	15,160	71,166	43,365	138,626
Research and development [note 2]	-	179	716	142,822
Survey operations and support [note 2]	19,083	292	63,906	41
	485,469	419,479	1,242,871	1,631,360

Operating loss from continuing operations	(485,469)	(412,979)	(1,242,871)	(1,555,921)

Other income (expense)	3,750	44,892	5,629	130,401

Net loss for the period from continuing operations	(481,719)	(368,087)	(1,237,242)	(1,425,520)
Income (loss) from discontinued operations [note 3]	(26,660)	(71,119)	166,322	(596,937)
Net loss for the period	(508,379)	(439,206)	(1,070,920)	(2,022,457)
Other comprehensive income
Foreign currency translation adjustment	(13,128)	(93,142)	310,118	18,584
Comprehensive loss for the period	$ (521,507)	$ (532,348)	$ (760,802)	$ (2,003,873)
Basic and diluted loss per share [note 2]	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.12)
Weighted average shares outstanding	17,108,516	16,971,153	17,108,516	16,971,153

ENERGY EXPLORATION TECHNOLOGIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (expressed in U.S. dollars)

Accumulated Other Comprehensive Income (Loss)	Common Stock		Series 'A' Convertible Preferred Stock		Additional Paid-in Capital	Accumulated Deficit
		Shares	Amount	Shares	Amount		
				(unaudited)			
Beginning balance — December 31, 2001	$ (222,980)	16,971,153	$ 16,971	800,000	$ 800	$ 24,043,439	$ (14,365,745)
Grant and vesting of options to investor relations consultant (note 13)	—	—	—	—	—	25,688	—
Net loss for the nine months ended September 30, 2002 from continuing Operations	—	—	—	—	—	—	(1,425,520)
Loss on discontinued operations for the nine months ended September 30, 2002	—	—	—	—	—	—	(596,937)
Net other comprehensive income for the nine months ended September 30, 2002	18,584	—	—	—	—	—	—
Balance — September 30,2002	$ (204,396)	16,971,153	$ 16,971	800,000	$ 800	$ 24,069,127	$ (16,388,202)
Beginning balance — December 31, 2002	$ (183,769)	16,971,153	$ 16,971	800,000	$ 800	$ 24,077,655	$ (20,041,865)
Issued for cash at $0.40 per share on Sept 11, 2003, net of issuance costs		1,875,000	1,875			738,940	
Grant and vesting of options to investor relations consultant (note 13)	—	—	—	—	—	17,048	—
Compensation expense related to issuance of options to employees and directors						89,100	
Redemption of preferred shares				(800,000)	(800)	(729,200)	—
Net loss for the nine months ended September 30, 2003 on continuing operations	—	—	—	—	—	—	(1,237,242)
Income from discontinued operations for the nine months ended September 30, 2003	—	—	—	—	—	—	166,322
Net other comprehensive income for the nine months ended September 30, 2003	310,118	—	—	—	—	—	—
Balance — September 30, 2003	$ 126,349	18,846,153	$ 18,846	—	$ —	$ 24,193,543	$ (21,112,785)

ENERGY EXPLORATION TECHNOLOGIES CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited) (expressed in U.S. dollars)

	Three months ended September 30,	Nine months ended September 30,

	2003	2002	2003	2002

Operating activities:
Net loss for the period from continuing operations	$ (481,719)	$ (368,087)	$(1,237,242)	$(1,425,520)
Amortization and depreciation of other property and equipment	15,160	71,166	43,365	138,626
Depletion and impairment of oil and natural gas properties	2	(880)	59,975	201,714
Gain on sale of oil and natural gas properties	21	(42,046)	(12,003)	(42,046)
Changes in non-cash working capital:
Accounts receivable	(60,729)	(383,761)	182,943	(363,482)
Due from officers and employees	2,921	(1,117)	2,998	(5,230)
Prepaid expenses and other	(19,364)	1,409	9,548	(15,673)
Trade payables	33,345	(320,324)	96,408	(404,622)
Wages and employee benefits payable	(12,182)	2,935	4,849	(8,236)
Other accrued liabilities	(16,495)	(29,871)	(47,966)	(133,636)
Consulting costs settled by issuance of common stock and
options	-	8,528	17,048	25,688
Compensation costs settled by issuance of options	89,100	-	89,100	-
	(449,940)	(1,062,048)	(790,977)	(2,032,417)

Financing activities
Funds raised through sale of common stock, net of issuance costs	740,815	-	740,815	-
	740,815	-	740,815	-

Investing activities:
Funds invested in other property and equipment	(4,102)	-	(45,764)	(61)
Proceeds on sale of other property and equipment	-	21,999	1,916	-
Funds invested in oil and natural gas properties	(221,005)	(59,363)	(601,470)	(408,264)
Proceeds on sale of oil and natural gas properties	(150)	199,326	86,125	199,326
Interest accrued on loan to former employee	(497)	1,095	(7,432)	(1,446)
Accrued oil and natural gas property costs and trade payables	-	333,687	-	(11,530)
	(225,754)	496,744	(566,625)	(221,975)

Net cash generated by (used in) discontinued operations	(5,591)	(628,675)	730,888	(191,995)

Effect of net other comprehensive income	(13,128)	(93,142)	310,118	18,584

Net cash inflow (outflow)	46,402	(1,287,121)	424,219	(2,427,803)
Cash and cash equivalents position, beginning of period	962,887	1,853,926	585,070	2,994,608
Cash and cash equivalents position, end of period	$ 1,009,289	$ 566,805	$ 1,009,289	$ 566,805

ENERGY EXPLORATION TECHNOLOGIES EXPLANATORY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (expressed in U.S. dollars) (unaudited)

Organization And Ability To Continue Operations

Energy Exploration Technologies ("we", "our company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994 and continued in the Province of Alberta on October 24, 2003.  We are a technology-based reconnaissance exploration company which utilizes our proprietary stress field detection (SFD) remote-sensing airborne survey technology to quickly and inexpensively identify and high-grade oil and natural gas prospects.  We conduct our reconnaissance exploration activities, as well as land acquisition, drilling, completion and production activities through our wholly-owned subsidiaries-NXT Energy USA Inc. ("NXT Energy USA") and NXT Energy Canada Inc. ("NXT Energy Canada"), in the United States and Canada, respectively. NXT Aero USA Inc. ("NXT Aero USA") and NXT Aero Canada Inc. ("NXT Aero Canada") are the two subsidiaries through which we conduct the aerial surveys.

For the nine month interim period ended September 30, 2003, we incurred a loss of $1,007,273 and our ability to continue as a going concern will be dependent upon successfully identifying hydrocarbon bearing prospects, and financing, developing, extracting and marketing oil and natural gas from these prospects for a profit. We anticipate that we will continue to incur further operating losses until such time as we receive additional revenues from increased production with respect to currently held prospects or through prospects we identify and exploit for our own account.

We can give no assurance that any, or all, pending projects will generate sufficient revenues to cover our operating or other costs.  Should this be the case, we would be forced, unless we can raise sufficient additional working capital, to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

These consolidated financial statements are prepared using generally accepted accounting principles that are applicable to a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

Significant Accounting Policies

Basis Of Presentation

We have prepared these consolidated financial statements for our three-month and nine-month interim periods as at and ended September 30, 2003 and 2002 in accordance with accounting principles generally accepted in the United States for interim financial reporting.  While these financial statements for these interim periods reflect all normal recurring adjustments, which, in the opinion of our management, are necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.  Refer to our consolidated financial statements included in our annual report on Form 10-K for our fiscal year ended December 31, 2002.

Consolidation

We have consolidated the accounts of our wholly-owned subsidiaries with those of NXT in the course of preparing these consolidated financial statements.  All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated as a consequence of the consolidation process, and are therefore not reflected in these consolidated financial statements.

Estimates And Assumptions

The preparation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amount of revenues and expenses during the reporting periods.  Actual results may differ from those estimates.

Cash And Cash Equivalents

For purposes of preparing the consolidated balance sheets and statements of cash flows contained in these consolidated financial statements, we consider all investments with original maturities of ninety days or less to constitute "cash and cash equivalents".

Debt Issuance Costs

We amortize debt issuance costs on a straight-line basis over the life of the related debt.

Fair Value Of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, note receivable, trade payables, wages and employee benefits payable, and accrued liabilities.  The book values of these financial instruments approximate their fair values due to their short-term to maturity and similarity to current market rates.  It is the opinion of our management that we are not exposed to significant interest, currency or credit risks arising from these financial instruments.

Aircraft And Flight Equipment Held For Sale

Both aircraft were sold in 2002. We carry our flight equipment held for sale at the lower of the carrying amount or the fair value less cost to sell. These assets are not depreciated as long as they are held for sale.  The remaining flight equipment was written off in the third quarter of 2003.

Oil And Natural Gas Properties

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves.  These capitalized costs include:
•	land acquisition costs;
•	geological and geophysical costs;
•	costs of drilling both productive and non-productive wells;
•	cost of production equipment and related facilities; and
•	various costs associated with evaluating petroleum and natural gas properties for potential acquisition.

We only capitalize overhead that is directly identified with acquisition, exploration or development activities. All costs related to production, general corporate overhead and similar activities are expensed as incurred.

Under the full cost method of accounting, capitalized costs are accumulated into cost centers on a country-by-country basis.  These costs, plus a provision for future development costs (including estimated dismantlement, restoration and abandonment costs) of proved undeveloped reserves, are then depleted and depreciated using the unit-of-production method, based on estimated proved oil and gas reserves as determined by independent engineers.  For purposes of the depletion and depreciation calculation, proved oil and gas reserves are converted to a common unit of measure on the basis of their approximate relative energy content. NXT was a development stage enterprise until 2002 and any net revenues received prior to achieving commercial production were accounted for as an adjustment to capitalized costs. NXT achieved commercial operations at the beginning of the second quarter of 2002.

In applying the full cost method of accounting, capital costs in each cost center less accumulated depletion and depreciation and related deferred income taxes are restricted from exceeding an amount equal to the sum of the present value of their related estimated future net revenues discounted at 10% less estimated future expenditures, and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of related tax effects.  Should this comparison indicate an excess carrying value, a write-down would be recorded.

The carrying values of unproved oil and natural gas properties, which are excluded from the depletion calculation, are assessed on a quarterly basis to ascertain whether any impairment in value has occurred.  This assessment typically includes a determination of the anticipated future net cash flows based upon reserve potential and independent appraisal where warranted.  Impairment is recorded if this assessment indicates the future potential net cash flows are less than the capitalized costs.

All recoveries of costs through the sale or other disposition of oil and gas properties and equipment are accounted for as adjustments to capitalized costs, with no gain or loss recorded, unless the sale or disposition involves a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved property, in which case the gain or loss is computed and recognized.

We conduct oil and natural gas exploration, drilling, development and production activities with joint venture partners.  These consolidated financial statements reflect only our proportionate interest in these activities.

Other Property And Equipment

We carry our other capitalized property and equipment at cost, and depreciate or amortize them over their estimated service lives using the declining balance method as follows:
Aircraft	5%
Computer and SFD system equipment	30%
Computer and SFD system software	100%
Equipment	20%
Furniture and fixtures	20%
Flight equipment	10%
Leasehold improvements	20%
Tools	20%
Vehicle	30%

When we retire or otherwise dispose of our other capitalized property and equipment, we remove their cost and related accumulated depreciation or amortization from our accounts, and record any resulting gain or loss in the results of operations for the period.  Our management periodically reviews the carrying value of our property and equipment to ensure that any permanent impairment in value is recognized and reflected in our results of operations.

Revenue Recognition

Revenue associated with sales of crude oil and natural gas is recorded when title passes to the customer.

Research And Development

We expense all research and development expenditures we incur to develop, improve and test our SFD survey system and related components.

Survey Operations and Support

We expense all survey operations and support expenditures we incur and these consist primarily of the cost to:
•	conduct field evaluations to evaluate the SFD survey system;
•	develop, organize, staff and train our survey and interpretation operational functions;
•	aircraft operating costs, travel expenses and allocable salaries of our personnel while on survey assignment; and
•	allocable salaries of our personnel while interpreting SFD data.

Foreign Currency Translation

Our only operations outside of the United States are in Canada.  Foreign currency translation adjustments resulting from the translation of the financial statements of our Canadian subsidiaries, whose functional currency is Canadian dollars, into U.S. dollar equivalents for purposes of consolidating our financial statements, are included in other comprehensive income (loss).  For purposes of consolidation, we use the following methodology to convert Canadian dollar denominated accounts and transactions into U.S. dollars:

•	all asset and liability accounts are translated into U.S. dollars at the rate of exchange in effect as of the end of the applicable fiscal period;
•	all shareholders' equity accounts are translated into U.S. dollars using historical exchange rates; and
•	all revenue and expense accounts are translated into U.S. dollars at the average rate of exchange for the applicable fiscal period.

We record the cumulative gain or loss arising from the conversion of the Canadian dollar denominated accounts and transactions into U.S. dollars as a foreign currency translation adjustment as a component of accumulated other comprehensive income or loss for that period.

Basic And Diluted Loss Per Share

Our basic loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share", by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.  Our diluted loss per share is computed, also in accordance with SFAS No. 128, by including the potential dilution that could occur if holders of our dilutive securities were to exercise or convert these securities into common shares.

In calculating our basic and diluted loss per share, we take into consideration deemed distributions analogous to the declaration of a dividend attributable to the beneficial conversion features affording a discount or benefit to the holders of our securities.  See note 9.

Stock-Based Compensation For Employees And Directors

In accounting for the grant of our employee and director stock options, we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Under APB 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value and the only condition of exercise is continued employment.  For 2003, compensation expense recorded in the books of account relating to the granting of options to employees and directors was $89,100 (Nil - 2002).   See note 11.

Recent Accounting Pronouncements

In August 2001, the US Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  We were required to adopt the provisions of SFAS No. 143 on January 1, 2003.  We have sold our U.S. properties, along with the associated abandonment liabilities, and we have no retirement liabilities associated with the Canadian properties.  Therefore, this SFAS has no impact on us at this time.

In January 2003, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123” (FAS 148).  FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based compensation.  The impact of this accounting standard is discussed more fully in note 11.

The following standards issued by the FASB do not impact us at this time:

•

Statement No. 149 - “Amendment for Statement 133 on Derivative Instruments and Hedging Activities” effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

•

Statement No. 150 - “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” effective for financial instruments issued at the beginning of the first interim period beginning after June 15, 2003.

Discontinued Operations

In January 2003, we adopted a formal plan to divest our U.S. oil and gas properties.  On May 9, 2003 we closed a sale transaction with our U.S. joint venture partner to sell the properties for total consideration of $1,450,000 with proceeds of $720,000 in cash and the redemption of all the outstanding preferred shares.  The effective date of the transaction was March 1, 2003.  For reporting purposes, the results of operations and the financial position of the properties have been presented as discontinued operations.  Accordingly, prior period financial statements have been reclassified to reflect this change.

Income (loss) on discontinued operations includes a gain on sale of the properties of $175,685 and net income from the properties for the two month period up to the effective date of March 1, 2003 of $22,915.

Note Receivable From Officer

In September 1998, we loaned the sum of CDN $54,756 (US $35,760 as of that date) to one of our officers in connection with his relocation to Calgary, Alberta.  Pursuant to the terms of an underlying promissory note, the officer was required to repay the loan on a monthly basis, with a balloon payment due on October 3, 2003. The officer left our company in 2002 and the outstanding balance, plus accrued interest at 5.5% compounded semi-annually, is due on October 3, 2003.

Aircraft And Flight Equipment Held For Sale

In December 2001, management decided to place on the market our two aircraft and related flight equipment in order to decrease our operating costs. The  Piaggio Avanti P180 aircraft was sold in the second quarter of 2002 and the remaining aircraft was sold in the fourth quarter of 2002.  The remaining flight equipment was written off in the third quarter of 2003.

Summarized below are our capitalized costs for the aircraft and flight equipment held for sale:
	September 30,	December 31,
	2003	2002
Flight equipment held for sale	$ -	$ 108,244
Less accumulated write-down	-	(85,259)
Net aircraft and flight equipment held for sale	$ -	$ 22,985

Oil And Natural Gas Properties

Summarized below are the oil and natural gas property costs we capitalized for the nine months ended September 30, 2003 and 2002 and as of September 30, 2003 and December 31, 2002:
	Nine Months Ended September 30,		As of September 30, 2003	As of December 31, 2002
	2003	2002
Acquisition costs	$ 326,947	$ 224,180	$ 1,595,614	$ 1,268,667
Exploration costs	598,137	1,225,307	7,990,015	7,391,878
Development costs	-	30,183	83,234	83,234
	925,084	1,479,670	9,668,863	8,743,779
Less impairment	(352,054)	(264,065)	(5,964,441)	(5,612,387)
Less dispositions	(1,362,770)	(157,293)	(1,590,121)	(227,351)
Less depletion	(16,384)	(112,091)	(156,506)	(140,122)
Net oil and natural gas properties	$ (806,124)	$ 946,221	$ 1,957,795	$ 2,763,919

Net oil and natural gas property costs at September 30, 2003 are comprised of  $187,146  ($781,446 at December 31, 2002) of proved property costs and $1,770,649 ($1,982,473 at December 31, 2002) of unproved property costs.

The impairment of oil and natural gas properties also includes the write-down of the cost of drilling and completing wells which are either non-commercial or which we are unable to complete for technical reasons. While, as noted below, our management believes in the prospective commercial viability and non-impairment of the overall prospects of which each of these wells are a part and is continuing active exploration and development activities with respect to each of these prospects, we have nevertheless written-off these individual well costs as an impairment cost since this determination was made prior to the establishment of proved reserves.  At September 30, 2003 there were no indications of impairment of our Canadian full cost center.

At the end of each quarter, our management performs an overall assessment of each of our unproved oil and natural gas properties to determine if any of these properties has been subject to any impairment in value (see note ).  Based upon these evaluations, our management has determined that each of our oil and natural gas properties continued to have prospective commercial viability as of these dates.    While we are currently conducting exploration and development programs with respect to each of these unproved oil and natural gas properties, we anticipate that all of these properties will be evaluated and the associated costs transferred into the amortization base or be impaired over the next five years.

Other Property And Equipment

Summarized below are our capitalized costs for other property and equipment as of September 30, 2003 and December 31, 2002:
	September 30, 2003	December 31, 2002
Computer and SFD equipment	$ 317,325	$ 268,254
Computer and SFD software	137,248	118,470
Equipment	85,524	80,912
Furniture and fixtures	193,982	165,984
Leasehold improvements	229,041	195,983
SFD survey system (including software)	127,845	115,471
Tools	1,822	1,559
Vehicle	18,828	18,828
	1,111,615	965,461
Less accumulated depreciation, amortization and impairment	(903,070)	(759,315)
Net other property and equipment	$ 208,545	$ 206,146

Long-Term Debt

On May 1, 2002, we completed the sale of our Piaggio Avanti P180 aircraft to a third party and used the proceeds to settle the principal and interest due on this loan in full.  See note .  We also expensed the remaining unamortized debt issuance costs of $22,805 during 2002.

Preferred Stock

The series 'A' preferred shares are not entitled to payment of any dividends, although they are entitled under certain circumstances to participate in dividends on the same basis as if converted into common shares.  Each series 'A' preferred share carries a $7.50 liquidation preference should our company wind-up and dissolve.  Each series 'A' preferred share is convertible by the holder into common shares based upon a $7.50 per share conversion price, subject to adjustment should NXT sell common shares or common share purchase options or warrants at prices less than $7.50 per share in specified circumstances.

All of the outstanding preferred shares were redeemed effective May 9, 2003 as part of the consideration received for the sale of the U.S. properties.

Performance Warrants

On August 1, 1996, we granted a performance-based contractual right to acquire NXT warrants to the licensor of our SFD technology, Momentum Resources Corporation ("Momentum Resources"), in connection with the amendment of our exclusive SFD technology license with Momentum Resources to use the SFD technology for hydrocarbon exploration.  The primary purpose of the amendment was to indefinitely extend the termination date of the license.  Pursuant to this contractual right, Momentum Resources is entitled to a separate grant of warrants entitling it to purchase 16,000 common shares at the then current trading price for each month after December 31, 2000 in which production from SFD-identified prospects during that month exceeds 20,000 barrels of hydrocarbons.  Momentum Resources has not earned any warrants under the SFD technology license as of September 30, 2003.

Employee And Director Options

We have summarized below all outstanding options under our various stock option plans and arrangements as of September 30, 2003:

			As of September 30, 2003
Stock Option Plan	Grant Date	Exercise Price	Outstanding	Vested

Independent Grants
	January 4, 2001 (1)	$2.00	15,000	15,000
	June 24, 2003	$0.38	100,000	100,000

1997 Employee Stock Option Plan
	December 27, 2000	$4.125	15,000	9,000
	January 4, 2001 (1)	$2.00	368,042	336,042
	February 1, 2001	$2.00	6,000	6,000
	May 15, 2001	$2.50	120,000	120,000
	July 5, 2001	$2.00	30,000	15,000
	August 13, 2002	$0.38	103,333	36,663
	September 20, 2002	$0.29	14,666	9,332
	March 27, 2003	$0.14	60,000	0
	June 3, 2003	$0.21	200,000	200,000
	August 14, 2003	$0.43	270,000	0

1999 Executive Stock Option Plan
	May 1, 1999	$2.00	520,800	520,800
2000 Directors Stock Option Plan
	February 15, 2000	$2.00	40,000	40,000
	April 17, 2000	$2.00	70,000	70,000
	August 13, 2002	$0.38	120,000	40,000
	September 20, 2002	$0.29	10,000	3,332
	August 14, 2003	$.0.43	160,000	0
			2,222,841	1,521,169
(1)

Effective January 4, 2001, the recipients elected to cancel these original grants and to receive new options generally having the same terms as the original grant, except that the exercise price for the new options would be fixed at the closing price for NXT common shares as of July 5, 2001, subsequently determined to be $2.00.

The employee options outstanding as of September 30, 2003 vest over three to five years from the grant date, depending upon the recipient, based upon the continued provision of services as an employee.  The director options vest one-third each on the first through third anniversaries of the grant date, respectively, based upon the continued provision of services as a director.  Both the employee and director options generally lapse, if unexercised, five years from the date of vesting. The independent grant of 300,000 options in June, 2003 to a consultant vested upon grant.

Compensation Expense Associated With Grant of Options

At September 30, 2003, the company has four stock-based employee compensation plans, which are described more fully above.  The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25 Accounting for Stock Issued to Employees, and related Interpretations.  No stock-based employee compensation cost is reflected in net loss if options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. For 2003, $89,100 (2002 - $Nil) of compensation cost has been recognized in net loss.  The following table illustrates the effect on net loss and loss per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

Net loss, as reported	$ (521,507)	$ (532,348)	$ (760,802)	$(2,003,873)
Add: Stock-based employee compensation expense, included in reported net loss	89,100	-	89,100	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(128,490)	(184,544)	(385,470)	(553,632)
Pro forma net loss	$ (560,897)	$ (716,892)	$ (1,057,172)	$(2,557,505)

Loss per share
Basic and Diluted - as reported	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.12)
Basic and Diluted - pro forma	$ (0.03)	$ (0.04)	$ (0.06)	$ (0.15)

Commitments

The lease for our company's principal offices expired on January 31, 2003.  A new sub-lease from another tenant has been negotiated with a term of eighteen months ending July 31, 2004.  The space is approximately 6,600 square feet and the monthly cost is about $11,600 CDN.

Investor Relations Options

On May 15, 2001, as additional compensation to our investor relations consultant pursuant to an investor and public relations services agreement, we granted that consultant options to purchase 155,000 common shares at $2.50 per share.  The underlying agreement provided that 50,000 options would vest immediately, and an additional 35,000 options would vest upon each of the first, second and third anniversary dates of the agreement, respectively.  These options lapse, to the extent vested and unexercised, five years after the date of vesting.  Pursuant to SFAS No. 123, for our nine-month period ended September 30, 2003, we recorded compensation expense, as part of administrative expenses, determined in accordance with the Black-Scholes option pricing model in the amount of $17,048 ($25,688 for our nine month period ended September 30, 2002) in connection with the grant and vesting of these options.  The agreement was terminated on May 15, 2003.

Segment Information

We currently operate in only one business segment, oil and natural gas exploration.  We intend to develop oil and natural gas exploration prospects identified using our proprietary SFD airborne survey technology either directly or with joint venture partners.  We do not currently sell or market our SFD data as a separate product to third parties.

Prior to the first quarter of 2002, the majority of our revenues were derived from interest earned on cash and cash equivalents.

Summarized below with respect to our three-month and nine-month periods ended September 30, 2003 and 2002 is geographic information relating to:
•	revenues we have received during the period from our external customers, allocated amongst the geographic areas in which the revenue was generated;
•	revenues we have received during the period from sources other than our external customers, allocated amongst the geographic areas in which the revenue was generated; and
•	our net loss for the period, allocated amongst the geographic areas in which the revenue and associated expenses were generated.
Three Months Ended	United States	Canada	Total
September 30, 2003:
Revenues from oil and natural gas production	$ -	$ -	$ -
Net loss from continuing operations	(199,060)	(219,012)	(418,072)
Loss from discontinued operations	$ (26,660)	$ -	$ (26,660)

September 30, 2002:
Revenues from oil and natural gas production	$ -	$ 6,500	$ 6,500
Net loss from continuing operations	(142,815)	(225,272)	(368,087)
Loss from discontinued operations	$ (71,119)	$ -	$ (71,119)
Nine Months Ended	United States	Canada	Total
September 30, 2003:
Revenues from oil and natural gas production	$ -	$ -	$ -
Net loss from continuing operations	(360,656)	(812,939)	(1,173,595
Income from discontinued operations	$ 166,322	$ -	$ 166,322

September 30, 2002:
Revenues from oil and natural gas production	$ -	$ 75,439	$ 75,439
Net loss from continuing operations	(779,784)	(645,736)	(1,425,520)
Loss from discontinued operations	$ (596,937)	$ -	$ (596,937)

Summarized below is geographic information relating to our assets as of September 30, 2003 and December 31, 2002, allocated amongst the geographic areas in which the assets were physically located or principally connected:
Assets As Of	United States	Canada	Total
September 30, 2003	$ 794,943	$ 2,633,333	$ 3,428,276
December 31, 2002	$ 1,682,768	$ 2,336,057	$ 4,018,825

In preparing the above tables, we have eliminated all inter-segment revenues, expenses and assets.

Subsequent Event

At a special meeting of the shareholders, held October 24, 2003, the continuance of NXT from Nevada to Alberta, Canada was approved.  The continuance is essential to streamlining our operations as we no longer have ongoing US interests, and is consistent with one of our main objectives of expanding our operations in Canada.  This change will reduce our administrative costs and simplify our processes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward Looking Statements

In this report we have made a number of statements, which we refer to as "forward-looking statements", which generally relate to our present expectations or predictions as to the possible occurrence of future events or the existence of trends and factors that may impact our future plans and operating results.  These forward-looking statements are based upon assumptions and analyses made by us in the context of our current business plan and information currently available to us and in light of our experience and perceptions of historical trends, current conditions and expected future developments and other factors we believe to be appropriate in the circumstances.

You can generally identify any forward-looking statements contained in this report through words and phrases such as "seek", "anticipate", "believe", "estimate", "expect", "intend", "plan", "budget", "project", "will be", "will continue", "will likely result", and similar expressions.  Forward-looking statements that may be contained in this report would, for example, include statements relating to the timing and likelihood of success of our drilling and production plans.

Whenever you read any forward-looking statements contained in this report you should remain mindful that actual results may vary from the anticipated or predicted results as expressed by the forward-looking statements for a number of reasons or factors including, but not limited to, changes in our business plan and corporate strategies, changes in political climate and fluctuations in forecasted oil and natural gas prices.  Moreover, you must read each forward-looking statement in context with, and an understanding of, the various other disclosures concerning our company and our business made elsewhere in this report.

Additionally, the various uncertainties and risk factors described in this report are not exhaustive, and new risks and uncertainties may emerge from time to time.  It is not possible for us to predict all risks and uncertainties, nor can we assess the impact of all risks and uncertainties on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.  Consequently, we can give you no assurance that the results or developments anticipated or predicted by us will be realized, or even if realized, that they will have the expected consequences or effects on us.

OVERVIEW

We are a reconnaissance exploration company that utilizes our Stress Field Detector (SFD) technology, which is a remote-sensing airborne survey technology comprised of SFD and integrated electronic data acquisition, processing and interpretation subsystems and software.

We use our SFD to survey large exploration areas from aircraft at speeds of approximately 200 mph to identify and prioritize leads for further evaluation and potential drilling.   SFD has been successfully field tested for independent geologists and joint venture partners.  Our SFD affords us the relatively inexpensive ability to obtain analysis and interpretation of potential hydrocarbon prospects in a matter of days or weeks, as compared to months or years, as in the case of the seismic methods currently employed in wide-area exploration activities.  These advantages can dramatically reduce finding costs as well as the exploration time cycle. Finding costs include seismic acquisition, purchasing mineral rights and drilling and completing exploration wells. Once SFD prospects are identified, highly focused conventional geological and geophysical methods are employed to evaluate the potential commercial viability of the prospects.

35

We conduct our activities through two wholly-owned operating subsidiaries:  NXT Energy USA, Inc., which focuses on United States-based exploration and NXT Energy Canada, Inc. which focuses on Canadian-based exploration.  All survey flight activities are conducted through our subsidiaries, NXT Aero USA, Inc. and NXT Aero Canada, Inc. NXT concentrates on research and development efforts to improve our SFD survey system, and oversees the operations of and provides management, financial and administrative services to our subsidiaries.

36

Our rights to use our SFD technology arises from an SFD technology license which we acquired from the owner and licensor of that technology, Momentum Resources, pursuant to which we received the exclusive world-wide right to use the SFD technology for hydrocarbon exploration purposes.  We are obligated under the terms of that license to pay Momentum Resources a data fee equal to 5% of any Prospect Revenues (as that term is defined in the license), which we may receive.

For additional and more detailed background information relating to our company and our business, refer to our annual report on Form 10-K for our fiscal year ended December 31, 2002.

Unless otherwise stated, all dollar references in this report are in U.S. dollars.

RESULTS OF OPERATIONS

Operating revenues

On May 9, 2003, we closed the sale of all of our U.S. properties. The sale price was $1,450,000 and the proceeds were $720,000 in cash with the balance made up by the redemption of all of the outstanding preferred shares. These shares had been issued in 1998 for $6,000,000. We pursued this sale as it provided us with the opportunity to raise cash and to remove the burdensome preferential rights associated with the preferred shares. Also, as long as the preferred shares were outstanding, there was the potential for a large dilution of the common shares which would increase if we raised any additional capital in the equity markets. These anti-dilution rights associated with the preferred shares were an obstacle to raising new capital. With this out of the way, we believe we are now in an improved position for raising capital and pursuing business opportunities.

Operating loss from continuing operations

We incurred an operating loss of $485,469 for our three-month interim period ended September 30, 2003, as compared to $412,979 for the corresponding interim period in 2002, representing a $72,490 (18%) overall increase.  The increase in our operating loss for our three-month interim period ended September 30, 2003 over the corresponding interim period in 2002 was primarily attributable to the following changes:
•	Depletion and impairment decreased $880 (100%) in 2003 compared to 2002 as there was no oil and gas production in 2003.
•	Amortization and depreciation decreased $56,006 (79%) in 2003 compared to the same period in 2002 as the end of the lease in January 2003 resulted in reduced leasehold amortization.
•	Research and development decreased $179 (100%) in 2003 compared to the same period in 2002 as efforts were focused on application rather than research.

The above improvements were partially offset by the following:

•	Revenue was $nil in 2003 compared to $6,500 as the result of the sale of the Canadian production in mid-2002.
•	Oil and natural gas operating expenses were $nil in 2003 as there was no oil and gas production in 2003.
•

Administrative costs increased $102,504 (29%) in 2003 compared to the same period in 2002 as a result of costs associated with the continuance of the company into Alberta, Canada, and compensation costs associated with the issuance of employee and directors stock options.

•	Survey operations and support was $18,791 in 2003 compared to $292 in 2002 as activities were increased on the Canadian properties.

37

We incurred an operating loss of $1,242,871 for our nine-month interim period ended September 30, 2003, as compared to $1,555,921 for the corresponding interim period in 2002, representing a $313,050 (20%) overall  decrease.  The decrease in our operating loss for our nine-month interim period ended September 30, 2003 over the corresponding interim period in 2002 was primarily attributable to the following changes:

38

•	Administrative costs decreased $64,713 (6%) in 2003 compared to the same period in 2002 due to the reduced activities.
•	Oil and natural gas operating expenses were $nil in 2003 as there was no oil and gas production in 2003.
•	Depletion and impairment decreased $141,741 (70%) in 2003 compared to 2002 due to reduced activity.
•	Amortization and depreciation decreased $95,261 (69%) in 2003 compared to the same period in 2002 as the end of the lease in January 2003 resulted in reduced leasehold amortization.
•	Research and development was $716 in 2003 compared to $142,822 in the same period in 2002 as efforts were focused on application rather than research.

The above improvements were partially offset by the following:

•	Revenue was $nil in 2003 compared to $75,439 as the result of the sale of the Canadian production in mid-2002.
•	Survey operations and support was $63,906 in 2003 compared to $41 in 2002 as activities were increased on the Canadian properties.

Other income (expense)

Other income (expense) has decreased in the three month interim period ended September 30, 2003 from an income of  $44,892 in 2002 to income of $3,750 for the same period in 2003.

Other income (expense) has decreased in the nine month interim period ended September 30, 2003 from an income of  $130,401 in 2002 to income of $5,629 for the same period in 2003.  The 2002 income reflects the gain on sale of the Canadian property.

Income (loss) from discontinued operations

The loss from discontinued operations for the three-month interim period ended September 30, 2003 was $26,660 compared to $71,119 for the same period in 2002.  The loss for the third quarter of 2003 is attributable to the write off of the remaining aircraft equipment held for sale.  The loss in 2002 was attributable to our write down of our US oil and gas properties and aircraft and flight equipment held for sale.

The income from discontinued operations for the nine-month interim period ended September 30, 2003 was $166,322, which includes the gain on the sale of the properties of $175,685 and income from oil and gas operations of $22,915.  The loss in 2002 of $596,937 was attributable to our US oil and gas and survey flight operations.

Other comprehensive income

The foreign currency exchange loss for the three-month period ended September 30, 2003 was a decrease of $80,014 (86%) compared to the same period in 2002.  The gain for the nine-month period ended September 30, 2003 was an increase of $291,534 (1,569%) compared to the same period in 2002.  Comprehensive gains or losses arise in consolidating our accounting records for financial reporting purposes as a result of the fluctuation in United States - Canadian currency rates during the period.

Relationships And Transactions On Terms That Would Not Be Available From Clearly Independent Third Parties

We have not entered into any transactions during our nine-month interim period ended September 30, 2003 with any parties that are not clearly independent on terms that might not be available from other clearly independent third parties.

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LIQUIDITY AND CAPITAL RESOURCES

Sources Of Cash

The major sources of cash flow from September 2001 to September 30, 2003 were a private placement that closed in September 2001 of 3,803,684 common shares for total gross proceeds of $4,374,237 and a private placement that closed in September 2003 of 1,875,000 common shares for total gross proceeds of $750,000.

Current Cash Position And Historical Changes In Cash Position

Our cash position as of September 30, 2003 was $1,009,289 as compared to $585,070 as of December 31, 2002.   Our cash position as of September 30, 2002 was $566,805 as compared to $2,994,608 as of December 31, 2001.We now maintain the bulk of our cash in Canadian dollar accounts, consistent with our strategy of focusing our efforts on our Canadian properties.

Cash used in operating activities decreased by $612,108 (58%) to $449,940 for the three-month period ended September 30, 2003 as compared to the same period in 2002 primarily due to cash decreases in working capital changes.

Cash generated by financing activities increased $740,815 for the three-month period ended September 30, 2003 as a result of a private placement of 1,875,000 common shares.

Investing activities used cash of $225,754 in the three-month period ended September 30,2003 compared to $496,444 of cash generated in the same period in 2002. The main reasons for the decrease of $722,198 was the $333,687 decrease in accrued oil and gas property costs and trade payables and the $199,476 decrease in the proceeds on the sale of oil and natural gas properties.

Cash used in discontinued operations decreased by $623,084 (99%) to $5,591 for the three-month period ended September 30, 2003 as compared to the same period in 2002.

Other comprehensive income, specifically loss on foreign currency exchange, was  $13,128 in the three month period ended September 30,2003 compared to $93,142 for the same period in 2002.

Cash used in operating activities decreased by $1,241,440 (61%) to $790,977 for the nine-month period ended September 30, 2003 as compared to the same period in 2002 primarily due to the net loss for the 2003 period which decreased by $188,278 in 2003 from 2002, net of cash decreases on other items, primarily working capital changes.

Cash generated by financing activities increased $740,815 for the nine-month period ended September 30, 2003 as a result of a private placement of common shares.

Investing activities used cash of $566,625 in the nine-month period ended September 30,2003 compared to $221,975 of cash used in the same period in 2002. The main reason for the increase of $344,650 was the $193,206 increase in funds invested in oil and natural gas properties.

Cash generated by discontinued operations increased by $922,883 to $730,888 for the nine-month period ended September 30, 2003 as compared to the same period in 2002.

Other comprehensive income, specifically gains on foreign currency exchange, was  $310,118 in the nine-month period ended September 30, 2003 compared to $18,584 for the same period in 2002.

Plan Of Operation And Prospective Capital Requirements

We have approximately $783,000 cash on hand as of November 12, 2003 to fund our plans and to contribute toward our administration, operational and research and development requirements for the next twelve months.

We are expanding our activities in Canada and are also investigating international opportunities.  We have initiated discussions for a series of private placement offerings from which we expect to receive net proceeds of US $10,000,000.  The funds will be used in the execution of the corporate strategy for asset diversification in Canada and internationally.  The first phase of the fund raising was completed in the latter part of the third quarter for net proceeds of US $740,815.

We believe we currently have sufficient cash on hand to maintain a minimal level of operations for approximately one year.

We can give no assurance that any projects in our pending programs will be commercial, or if commercial will generate sufficient revenues in time to cover our operating or other costs. Should this be the case, we would be forced, unless we can raise sufficient additional working capital, to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve our company.

INFORMATION WITH RESPECT TO THE REGISTRANT

This prospectus does not contain all of the information set forth in that registration statement and the exhibits and schedules filed therewith because that information has been omitted from this prospectus in accordance with the SEC's rules and regulations. You should refer to that registration statement and those exhibits and schedules for further information regarding our company and our common shares to be offered and sold under this prospectus. Please also note that any statements or descriptions contained in this prospectus relating to the contents of any contract or other document are not necessarily complete, and those statements or descriptions are qualified in all respects to the underlying contract or document in each instance where it is filed as an exhibit to the registration statement.

You should rely only on the information or representations provided in this prospectus.  We have authorized no one to provide you with different information.  Neither the delivery of this prospectus nor any sale or distribution made under this prospectus shall, under any circumstances, create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

We are also a reporting company under the Exchange Act and, as such, are obligated to file annual reports on form 10-K, quarterly reports on form 10-Q, proxy statements and other reports, statements and information with the SEC in accordance with the Exchange Act.  While we mail our annual proxy materials and annual reports on form 10-K to our shareholders prior to our annual meeting of shareholders, we do not mail any other periodic reports and other information to our shareholders other than in response to specific requests for these materials.

You may review and print-out the registration statement containing this prospectus as well as any other reports , proxy and information statements we may file with the SEC through its website at http://www.sec.gov.  You may also inspect and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 To obtain information about this reference room you should call the SEC at 1-800-SEC-0330.

YOU MAY ALSO REQUEST A COPY OF ANY DOCUMENT WE FILE WITH THE SEC, AT NO COST, BY EITHER WRITING US AT OUR PRINCIPAL EXECUTIVE OFFICES LOCATED AT 840 7TH AVENUE S.W., SUITE 700, CALGARY, ALBERTA, CANADA T2P 3G2, TELEPHONING US AT (403) 264-7020, OR E-MAILING YOUR REQUEST TO info@nxtenergy.com.  SELECTED DOCUMENTS WE FILE WITH THE SEC ARE ALSO AVAILABLE FOR PRINT-OUT IN PDF FORMAT ON OUR CORPORATE WEBSITE AT www.nxtenergy.com.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

INDEMNIFICATION OF DIRECTORS AND OFFICERS

 The Business Corporations Act (Alberta) (“ABCA”) generally allows NXT to indemnify a director or officer of NXT, a former director or officer of NXT or a person who acts or acted at NXT's request as a director or officer of a body corporate of which NXT is or was a shareholder or creditor and the director's or officer's heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director of officer of that corporation or body corporate if the director or officer acted honestly and in good faith with a view to the best interests of NXT and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director's or officer's conduct was lawful.

The By-Law of NXT provides that NXT shall indemnify a director or officer, a former director or officer and a person who acts or acted at NXT's request as a director or officer of a body corporate of which NXT is or was a shareholder or creditor (the “Indemnified Parties”) and the heirs and legal representatives of each of them, against all costs, charges and expenses, which includes, without limiting the generality of the foregoing, the fees, charges and disbursements of legal counsel on an as-between-a-solicitor-and-the-solicitor's-own-client basis and an amount paid to settle an action or satisfy a judgment, reasonably incurred by an Indemnified Party, or the heirs or legal representatives of an Indemnified Party, or both, in respect of any action or proceeding to which any of them is made a party by reason of an Indemnified Party being or having been a director or officer or a director or officer of that body corporate, if:

(a) the Indemnified Party acted honestly and in good faith with a view to the best interests of NXT; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party's conduct was lawful.

NXT's By-Law also provides that NXT shall indemnify an Indemnified Party and the heirs and legal representatives of an Indemnified Party in any other circumstances that the ABCA permits or requires.  Nothing in NXT's By-Law limits the right of a person entitled to indemnity to claim indemnity apart from the provisions of the By-Law.

NXT's By-Law and the ABCA provide that NXT may purchase and maintain insurance for the benefit of a person referred to above against the liabilities and in the amounts the ABCA permits and the Board of Directors of NXT approves.

EXHIBITS

4.1	Energy Exploration Technologies Inc. specimen common tock certificate
10.1 (1)	Partnership Agreement of Messrs. Liszicasz and Stinson dated September 1, 1995
10.2 (1)	Agreement between Pinnacle Oil Inc. and Mr. Liszicasz dated January 1, 1996
10.3 (1)	Transfer Agreement by Momentum Resources Corporation dated June 18, 1996
10.4 (1)	Restated Technology Agreement dated August 1, 1996
10.5 (1)	Amendment to Restated Technology Agreement with Momentum Resources Corporation dated April 3, 1998
10.7 (1)	Letter Agreement with Encal Energy Ltd. dated December 13, 1996
10.17 (1)	Canadian Data License Agreement with Pinnacle Oil Canada Inc. dated April 1, 1997
10.18 (1)	American Data License Agreement with Pinnacle Oil Inc. dated April 1, 1997
10.19 (1)	Cost Recovery Agreement with Pinnacle Oil Canada Inc. dated April 1, 1997
10.41 (6)	Employment Agreement dated December 1, 2002 with George Liszicasz
23.1	Consent of Deloitte & Touche LLP
24	Power of attorney - included on page 36
99.1 (1)	Report captioned "Evaluation of Stress Field Detector Technology-Implications for Oil and Gas Exploration in Western Canada" dated September 30, 1996 prepared by Rod Morris, P. geologist, A.P.E.G.G.A.
99.2 (1)	Report regarding "Stress Field Detector Technology" dated May 22, 1998 prepared by Encal Energy Ltd.
99.3 (2)	Report captioned "SFD Data Summary" dated August 26, 1998 prepared by CamWest, Inc.
99.4 (1)

Report captioned "Pinnacle Oil International Inc.-Stress Field Detector Documentation of Certain Exploration and Evaluation Activities" dated February 27, 1998 prepared by Gilbert Laustsen Jung Associates Ltd.

(1) Previously filed by our company as part of our Registration Statement on Form 10 filed on June 29, 1998 (SEC File No. 0-24027)
(2) Previously filed by our company as part of our Amendment No. 1 to Registration Statement on Form 10 filed on August 31, 1998
(3) Previously filed by our company as part of our Annual Report on Form 10-K for the year ended December 31, 2002 as filed on March 31, 2003.

UNDERTAKINGS

We hereby undertake to:

1.

File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

(i)

Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Securities and Exchange Commission under Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table on the face page of the effective registration statement; or

(iii)

Include any additional or changed material information on the plan of distribution.

2.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.

File a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

5.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6.

NXT hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is given: NXT's latest filing on Form 10-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that reasonable grounds to believe that it meets all of the requirements for filing Form F-2 and has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on December 18, 2003.

ENERGY EXPLORATION TECHNOLOGIES INC., an Alberta corporation
By: /s/ GEORGE LISZICASZ George Liszicasz Chief Executive Officer (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints George Liszicasz and W. Scott Lawler, Esq. and each of them, as the undersigned's true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto, and other documents in connection therewith to this registration statement and any later registration statement filed by the registrant under Rule 462(b) of the Securities Act of 1933, which relates to this registration statement) and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

By: /s/ GEORGE LISZICASZ George Liszicasz	Chief Executive Officer (principal executive officer) and Chairman	December 18, 2003
By: Dennis R. Hunter	Director	December__2003
By/s/ DONALD E. FOULKES Donald E. Foulkes	Director	December 19, 2003
By:/s/ DOUG ROWE Doug Rowe	Director	December 20, 2003
By: Robert Van Caneghan	Director	December__2003